                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C. 20549

                        Issuer Tender Offer Statement

                     (Pursuant to Section 13(e)(1) of the
                       Securities Exchange Act of 1934)
                             (Amendment No. ____)

                           Crown Laboratories, Inc.
                               (Name of Issuer)

                           Crown Laboratories, Inc.
                     (Name of Person(s) Filing Statement)

                   Warrants Expiring between 1996 and 1997
                        (Title of Class of Securities)

                                     None
                    (CUSIP Number of Class of Securities)

                            Ronald P. Givner, Esq.
                    Jeffer, Mangels, Butler & Marmaro LLP
                           2121 Avenue of the Stars
                        Los Angeles, California 90067
 (Name, Address and Telephone Number of Person Authorized to Received Notices and Communications on Behalf of the Person(s) Filing Statement)

                              February 15, 1996
    (Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

--------------------------------------------------------------------------------
         Transaction Valuation                  Amount of Filing Fee
            $2,582,235.20*                            $516.45
--------------------------------------------------------------------------------

        The Warrants are being modified to allow for the exercise of $1.375 per share of Common Stock. Pursuant to Rule 457(g), the filing fee is based on the market price for the Common Stock ($1.75) as determined by Rule 457(c) and 0-11(4), times 1,475,563 Warrants.

  [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ________________________________________________________

Form or Registration No.: ______________________________________________________

Filing Party: __________________________________________________________________

Date Filed: ____________________________________________________________________

ITEM 1. Security and Issuer.

        (a) Crown Laboratories, Inc. ("Crown"), 6780 Caballo Street, Las Vegas, Nevada 89119.

        (b) Warrants to purchase Common Stock expiring between 1996 and 1997 and currently exercisable at $3.00 per underlying share (the "Warrants"). There are 1,475,563 Warrants outstanding, 28,750 of which are held by officers or directors of Crown. The offer relates to temporarily reducing the exercise price of the Warrants and extending by one year the termination date of the Warrants not tendered provided at least 60% of a holders Warrants are tendered and exercised. See in general Exhibit A hereto, the Offer dated February 15, 1996 of Crown (the "Offer"), particularly the section "the Offer" and "Description of the Warrants", in the Offer. (For information on the underlying Common Stock, the information in the Offer under the headings "Summary Informatijon About the Company - Securities Outstanding" and "Description of Capital Stock" is hereby incorporated herein by reference.)

        (c) There is no public market for the Warrants. (For the Common Stock the information in the Offer under the heading "Market Price of Common Stock" is hereby incorporated herein by reference.)

        (d) Crown Laboratories, Inc. ("Crown"), 6780 Caballo Street, Las Vegas, Nevada 89119.

ITEM 2. Source and Amount of Funds or Other Consideration.

        (a)  See "Source of Funds" in the Offer.

        (b)  Not Applicable.

ITEM 3. Purpose of the Tender Office and Plans or Proposals of the Issuer or Affiliate.

        See "Purpose of the Offer" in the Offer.

ITEM 4. Interest in Securities of the Issuer.

        See "Recent Transactions" in the Offer.

ITEM 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

        None.

ITEM 6. Persons Retained, Employed or to Be Compensated.

        Not applicable.

ITEM 7. Financial Information.

        (a) See the Financial Statements in Exhibits A and B to the Offer which are hereby incorporated herein by reference. The information in the Offer under the heading "Summary Information About the Company - Financial Information" is hereby incorporated herein by refernce.

        (b)  Not applicable.

ITEM 8. Additional Information.

        (a) Not applicable; but see the information in Items 10 and 12 of Exhibit A to the Offer.

           (b) The information in the Offer under the heading "Blue Sky Laws" is hereby herein incorporated by reference.

           (c)  Not applicable.

           (d)  Not applicable.

           (e)  See the entire Offer and related Letter of Transmittal.

ITEM 9. Material to Be Filed as Exhibits.

        (1)(a)  The Offer and related Letter of Transmittal.

        (2)(a)  Cover letter dated February 15, 1996.

           (b)  Not applicable.

           (c)  Not applicable.

           (d)  Not applicable.

           (e)  Not applicable.

           (f)  Not applicable.


                                  SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 15, 1996               CROWN LABORATORIES, INC.



                                       By /s/ CRAIG E. NASH
                                         -------------------------------------
                                              Craig E. Nash
                                              Chief Executive Officer

                                                               February 15, 1996


                            CROWN LABORATORIES, INC.

                           WARRANTS FOR COMMON STOCK

                      This offer expires on March 15, 1996
                      at 5:00 p.m., Eastern Standard Time,
                                unless extended

                               __________________

  THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
            EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON
THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF
               THE INFORMATION CONTAINED IN THIS DOCUMENT.  ANY
                  REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                               __________________

          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                     (SEE "RISK FACTORS" ON PAGES 17 TO 21)

                                ________________

 SUBJECT TO THE TERMS AND CONDITIONS SET FORTH HEREIN, THE OFFER IS BEING MADE
             TO ALL EXISTING WARRANTHOLDERS OF CROWN LABORATORIES,
 INC. AND CERTIFICATES REPRESENTING THE WARRANTS MAY BE TENDERED AND EXERCISED
                     IN ACCORDANCE WITH THE TERMS HEREOF.

                               __________________


TO THE HOLDERS OF WARRANTS EXPIRING IN 1996 AND 1997 OF CROWN LABORATORIES, INC.

Crown Laboratories, Inc. (the "Company") hereby offers to holders of its Warrants to lower the exercise price of the Warrants each holder owns of record from $3.00 per share of Common Stock to $1.375 per share of Common Stock provided that at least 60% of the Warrants held by a recordholder are exercised and, if at least 60% of such Warrants are exercised, the Company will extend the terms of the remaining Warrants held by each such holder for one year. To accept this Offer the Warrants must be tendered and exercised on or prior to 5:00 p.m. Eastern Standard Time on March 15, 1996, unless such date is extended by the Company in its sole discretion. Each record holder of Warrants must either accept the Offer and exercise at least 60% of his Warrants at $1.375 per share and have the expiration date of the balance, if any, if his Warrants extended for one year at an exercise price of $3.00 per share or retain his current Warrants on their current terms. A holder of the Warrants may tender and exercise at $1.375 per share over 60% of the Warrants held by him for tender and exercise pursuant to this Offer.

         The Warrants were issued in private placements from September 1994 to September 1995 pursuant to which 25,000 shares of the Company's Common Stock and 12,520 Warrants were sold as Units for $50,000. Each Warrant is exercisable for one share of Common Stock at $3.00 per share and the Warrants terminate between December 1996 and April 1997.

         THE OFFER EXPIRES AT 5:00 P.M., EASTERN STANDARD TIME, ON MARCH 15, 1996 UNLESS EXTENDED. On February 13, 1996, the last sale price of the Common Stock was $1-11/16 as reported by the American Stock Exchange Emerging Company Marketplace. The Company will accept for tender and exercise any and all Warrants duly tendered and exercised pursuant to the Offer. There are 1,475,563 Warrants outstanding and the Offer applies to all of the Warrants. Officers and directors of the Company own 28,750 of the Warrants. The Company has not obtained a fairness opinion concerning the Offer.

         The terms of the Offer were determined arbitrarily by the Company.

         EXISTING WARRANTHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER AND EXERCISE THE WARRANTS PURSUANT TO THE OFFER AND, IF SO, HOW MANY WARRANTS TO TENDER AND EXERCISE PURSUANT TO THIS OFFER.

         No market has existed or is likely to exist for such Warrants. The Warrants and the underlying Common Stock are "restricted securities" and the Warrants have not been registered under the Securities Act of 1933. The shares underlying the Warrants have been registered under such Act for resale by the holder of such Warrants.

         The Company has its principal place of business and executive offices at 6780 Caballo Street, Las Vegas, Nevada 89119; telephone number (702) 696-9300. Questions should be directed to the Company, Attention: Scott Hilley, Vice President Finance. (Please call collect).

         ANY WARRANTHOLDER WISHING TO ACCEPT THE OFFER SHOULD EITHER (A) COMPLETE AND SIGN THE ENCLOSED LETTER OF TRANSMITTAL AND FORWARD IT WITH HIS WARRANT(S), THE REQUIRED CHECK FOR THE EXERCISE PRICE AND ANY OTHER REQUIRED DOCUMENTS TO THE COMPANY AT THE ADDRESSES SET FORTH ABOVE OR (B) REQUEST HIS BROKER OR DEALER TO EFFECT THE TRANSACTION FOR HIM.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFER OTHER THAN THOSE CONTAINED HEREIN AND IN THE ACCOMPANYING LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THE DELIVERY OF THIS DOCUMENT SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               Table of Contents



The Offer . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -5-

Purpose of the Offer  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -5-

Source of Funds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -7-

Expiration Date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -7-

Withdrawal Rights and Return of Warrants Not Tendered and Exercised . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -7-

How to Tender and Exercise  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -8-

Certain Condition of the Offer  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -9-

Blue Sky Laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -9-

Issuance of Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -10-

Solicitation of Tenders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -10-

Payment of Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -10-

Transfer Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -10-

Recent Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -10-

Subsequent Purchase of Warrants and Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -11-

Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -11-

Summary Information About the Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -11-

Market Price of Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -14-

Recent Significant Developments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -15-

Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -19-

Description of Capital Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -23-

Description of The Warrants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -24-

Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -26-

Appendix A - Crown Laboratories, Inc.'s Form 10-KSB (as amended) for its fiscal year ended December 31, 1994

Appendix B - Crown Laboratories, Inc.'s Form 10-QSB for the fiscal quarter ended September 30, 1995

         Any statement contained in Appendices A and B hereto shall be deemed to be modified or superseded for purposes of this Offer to the extent that a statement contained herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Offer.

                                   The Offer

         The Company hereby offers to the holders of its Warrants duly tendered on the following basis:

         To lower the exercise price per share from $3.00 per share to $1.375 provided at least 60% of the Warrants held by a record holder are exercised by such holder during the terms of this Offer. If at least 60% of a holder's Warrants are exercised, the Company will extend the expiration date of any remaining Warrants not tendered and exercised. Each record holder of Warrants must either accept the Offer during its term and exercise at least 60% of his Warrants at $1.375 per share and have the expiration date of the balance of his Warrants extended for one year at an exercise price of $3.00 per share or retain his current Warrants on their current terms. A holder of Warrants may tender and exercise at $1.375 per share over 60% of the Warrants held by him for tender and exercise pursuant to this Offer.

         Subject to the terms and conditions described below, Company is obligated to accept tenders and exercises of all of the outstanding Warrants tendered and exercised pursuant to the Offer, if any are accepted.


                              Purpose of the Offer

         The Company has proposed the Offer at this time since the Warrants expire between December 1996 and April 1997. Further, with the unanticipated delays in getting the liquid products manufacturing on-line, the unanticipated additional cost associated therewith and the current market price of the Common Stock of the Company being less than the price included in the Units in which the Warrants and Common Stock were sold, the Company is making the Offer to allow the holders of the Warrants to reduce their average cost per share of Common Stock. In addition, the exercise of a significant number of the Warrants would provide the Company with additional working capital.

         There was no independent committee of the Board of Directors of The Company which considered the Offer. The Board of Directors unanimously approved the Offer. No appraisal rights are available under Delaware law for the holders of the Warrants and the Company will not extend such rights to holders of the Warrants. The Offer is not dependent on approval of a vote of the holders of a majority of the Warrants nor was an independent committee appointed to represent the Warrantholders.

         The following officers and directors hold Warrants which they will tender pursuant to the Offer:

         Name                                                                Number of Warrants
         ----                                                                ------------------
         Dr. Linda Carrick Ph.D.                                             12,500
         Christopher Demetree                                                10,000
         Lee Allen Hooker                                                     6,250

         Warrantholders who do not accept the Offer will continue to hold their Warrants under their original terms. Upon the tender and exercise of a Warrant pursuant to the Offer, a Warrant will be retired.

         ACCEPTANCE OF THE OFFER BY HOLDERS OF THE WARRANTS IS COMPLETELY VOLUNTARY. THE COMPANY DOES NOT MAKE ANY RECOMMENDATION TO THE EXISTING WARRANTHOLDERS TO TENDER AND EXERCISE OR REFRAIN FROM TENDERING AND EXERCISING ANY OR ALL OF THEIR WARRANTS ELIGIBLE TO BE TENDERED AND EXERCISED NOR WILL IT SOLICIT ANYONE TO TENDER AND EXERCISE OR NOT TO TENDER AND EXERCISE HIS WARRANTS. THE DECISION WHETHER OR NOT TO TENDER AND EXERCISE MUST BE MADE BY EACH WARRANTHOLDER BASED UPON HIS INDIVIDUAL INVESTMENT OBJECTIVES, TAX POSITION AND OTHER FACTORS AFFECTING HIM PERSONALLY.

         Other than as discussed herein, the Company and its affiliates have no plans and the executive officers and directors of the Company have no plans relating to:

                 (a) The acquisition of additional securities of the Company or the disposition of securities of the Company (As described in "Recent Significant Development - Funding," and "Recent Significant Developments - Financial Condition", the Company is seeking to raise additional working capital which will likely involve the issuance of additional equity securities. However, as of the date hereof, the Company has no letter of intent or definitive agreements to sell any securities.);

                 (b) An extraordinary corporate transaction, such as a liquidation, involving the Company or any of its subsidiaries;

                 (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                 (d) Any change in the present Board of Directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors, to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer;

                 (e) Paying dividends or changing the dividend policy or indebtedness or capitalization of the Company;

                 (f) Any other material change in the Company, its corporate structure or business;

                 (g) Changing the Company's Certificate of Incorporation or By-Laws or taking other actions which might impede the acquisition of control of the Company by any person;

                 (h) Causing a class of equity security of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (The Common Stock will continue to be listed on the American Stock Exchange Emerging Common Marketplace; there is no market for the Warrants);

                 (i) Causing a class of equity security of the Company to become eligible for termination of registrant pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                 (j) Causing the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1933, as amended.


                                Source of Funds

         To consummate the Offer, the Company believes it will need approximately $10,000 in expenses which it will pay out of existing working capital.


                                Expiration Date

         As used in this Offer, the term "Expiration Date" means 5:00 p.m., New York time, on March 15, 1996; provided, however, that if the Company, in its sole discretion, has extended the period of time for which the Offer is open, the term "Expiration Date" means the latest time and date to which the Offer is extended.

         The Offer may be extended by notice from the Company to each Warrantholder, but in no event shall the Offer be extended beyond 120 days from the date of this Offer.


                    Withdrawal Rights and Return of Warrants
                           Not Tendered and Exercised

         Warrants may be withdrawn and will be returned to tendering Warrantholders (including any cash paid) at any time until the Expiration Date, including any extension thereof.

         To be effective, a written or telegraphic notice of withdrawal must be timely received by the Company at its address set forth herein. Any notice of withdrawal must specify the name of the person who executed the particular Letter of Transmittal, the number of the Warrants to be withdrawn and, if certificates have been delivered to the Company, the name of the registered holder and the serial numbers shown on the particular Warrants certificates evidencing the Warrants to be withdrawn. All questions as to the validity (including time of receipt) of such notices will be determined by the Company, in its sole discretion, whose determination shall be final and binding. Warrants withdrawn as provided herein will not be deemed tendered for purposes of the Offer.


                           How to Tender and Exercise

         A holder of Warrants may tender and exercise such Warrants by properly completing and signing (including a guarantee of such signature, if required) the Letter of Transmittal and delivering the Letter of Transmittal and his Warrant certificates to the Company on or prior to the Expiration Date of the Offer, accompanied by a check for the exercise price ($1.375 per share of Common Stock).

         Tenders and exercise of Warrants may only be made by the record holders of the Warrants. Therefore, all beneficial owners must have the record holder complete a Letter of Transmittal and complete the tender and exercise.

         If tendered and exercised Warrants are registered in the name of a person other than the signer of the Letter of Transmittal, the tendered certificates must be (i) endorsed or accompanied by stock powers signed by the registered owner and (ii) accompanied by any necessary stock transfer tax stamp or proof of exemption from payment of such tax, and the signature on the endorsement or stock power must be guaranteed by a commercial bank, savings and loan association or trust company having a branch or agency in the United States or by a member firm of a national securities exchange or the National Association of Securities Dealers, Inc. ("NASD") (collectively, "Eligible Institutions").

         A tender and exercise will be deemed to have been made only when the tendering Warrantholder's duly signed Letter of Transmittal accompanied by all required documents and the required check for the exercise price of the Common Stock is received by the Company. Tendered Warrants which are not tendered and exercised in proper form will be held by the Company and, if practicable, a correction letter will be forwarded to the tendering Warrantholder. If the tender and exercise is not put in proper form within a reasonable time, then the improperly tendered Warrant will be returned, without cost, by the Company to the tendering holder as soon as practicable. Any irregularities in connection with the tender and exercise of Warrants must be cured within such time as the Company shall determine, unless waived by the Company in its sole discretion.

         A tendering Warrantholder may tender and exercise less than all of the Warrants represented by the certificate he holds by appropriately marking the Letter of Transmittal accompanying his tendered Warrants (but at least 60% of all of the Warrants held by a holder must be tendered and exercised).

         THE DELIVERY OF ALL DOCUMENTS, INCLUDING WARRANT CERTIFICATES AND THE REQUIRED CHECK FOR THE EXERCISE PRICE, IS AT THE RISK OF THE TENDERING WARRANTHOLDER. IF DELIVERY IS BY MAIL, INSURED REGISTERED MAIL, RETURN RECEIPT REQUESTED, IS SUGGESTED.

         Properly executed facsimile copies of the Letter of Transmittal will be accepted.

         Any holder of the Warrants should consult with his tax advisors with regard to the tax consequence to such holder of accepting the Offer.

                         Certain Condition of the Offer

         The Company may terminate or amend the Offer if any of the following events occurs before the Expiration Date and shall not be required to accept any Warrants tendered and exercised if any such events has occurred before it has accepted for tender and exercise such Warrants: there shall have been instituted or threatened an action or proceeding before any court or administrative agency, by any government agency challenging the acquisition by the Company of the Warrants or the issuance of the underlying Common Stock or otherwise relating to the Offer, other than actions or proceedings that have already been instituted. The Company may decide in its sole discretion whether any of the events set out in this paragraph have occurred and, if so, whether or not to terminate or amend the Offer or accept Warrants, as the case may be.

         Any material changes in the terms of the Offer or in information concerning such Offer will be disseminated to the Warrantholders and such changes or information may result in the Offer being extended for a sufficient period of time to allow Warrantholders to consider such information in deciding whether or not to tender and exercise Warrants.


                                 Blue Sky Laws

         This Offer is not being made to, nor will the Company accept tenders from, holders of the Warrants in any jurisdictions of the United States in which this Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In those jurisdictions in which the securities or blue sky laws require this Offer to be made by a licensed broker or dealer, this Offer will be made on behalf of the Company only by registered brokers or dealers who are licensed under the laws of such jurisdiction.

                            Issuance of Common Stock

         Issuance of the Common Stock and amendments to the Warrants extending their term to the tendering and exercising Warrantholders upon acceptance by the Company will be made as soon as practicable after the Expiration Date. All such issuances will be mailed by the Company or its transfer agent.


                            Solicitation of Tenders

         The Company will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders and exercise of the Warrants pursuant to this Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Company for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.


                              Payment of Expenses

         The expenses to be incurred in connection with the Offer are estimated as follows: Transfer Agent ($3,000), reproduction and mailing ($3,000), legal fees ($3,000), and miscellaneous other items ($1,000). Total fees are estimated at $10,000, all payable by the Company.


                                 Transfer Taxes

         The Company will pay all transfer taxes, if any, applicable to the transfer to it and the exercise of Warrants under the Offer but only from the registered holders thereof and issuance of the underlying Common Stock.


                              Recent Transactions

         There have been no transactions in the Warrants or the underlying Common Stock that was effected during the past 40 business days by the Company or by any officer, director or controlling person of the Company, except as set forth below.

         On the dates set forth below, the following individual purchased shares of the Company's Common Stock on the American Stock Exchange as follows:

                Name                        Date                       Price                 Number of Shares
                ----                        ----                       -----                 ----------------
                Craig Nash                 1/5/96                      $1.50                      10,000







         See also "Recent Significant Developments -- Funding" and "Recent Significant Developments -- Financial Condition."


                Subsequent Purchase of Warrants and Common Stock

         While the Company has no obligation to do so, it reserves the right, after the expiration of the Offer, to make subsequent offers to acquire Warrants or purchase Warrants directly from Warrantholders or the Company's Common Stock, or to lower the exercise price on such terms and conditions as may then be specified, although no such purchases of Warrants or Common Stock or changes will be made by the Company, or its affiliates, within ten business days after the Expiration Date.

                                Use of Proceeds

         If all Warrants are tendered and exercised the Company would receive $2,028,899 in gross proceeds. Any proceeds received upon the tender and exercise of the Warrants will be used for working capital.


                     Summary Information About the Company

The following summary is qualified in its entirety by the more detailed information and financial statements (including notes thereto) appearing elsewhere in this Offer or the Exhibits thereto.

The Company

         The Company is engaged in the development of, and intends to manufacture and market, a proprietary line of pharmaceutically-balanced nutritional and medical application products designed for the special needs of residents in nursing homes and patients in hospitals. Generally, these individuals are over age 70, and prefer foods that are easy to ingest, or are flavorful, or easily digestible, and nutritionally complete. The Company's liquid products will be provided in aseptically sealed, flexible packages. Formulations are designed to provide a maximum of nutrient and caloric support in easily consumable forms. The Company currently intends to offer four liquid products, two medical solutions, and 26 dry-mixed products for use by individuals with dietary restrictions including low sodium diets and diabetic diets. Additionally, caloric enhancement and nutritional supplement products will be available.

         The Company's product lines will consist of standard products for nursing homes and specialized products such as those for kidney dysfunction and tube feeding. Currently the Company is in the final stages of completing the liquid manufacturing line on which it will produce primary products for sale. The Company will have limited sales until such line is complete and operational.

         The commissioning process has begun with regard to the Company's proprietary line of aseptic liquid products. The commissioning process is required to be completed in order to manufacture the liquid products. See "Recent Significant Developments -- Manufacturing Plant."

         The Company was incorporated in Delaware on February 23, 1989. The Company's address and telephone number are 6780 Caballo Street, Las Vegas, Nevada 89119; (702) 696-9300.

Securities Outstanding
----------------------
 Number of Shares of Common Stock
 Outstanding on December 31, 1995(1) . . . . . . . . . . .     14,290,513 shares.

 Number of Shares of Series C Preferred
 Stock Outstanding on December 31, 1995(1) . . . . . . . .     258.8 shares.

 Risk Factors  . . . . . . . . . . . . . . . . . . . . . .     An investment in the Common Stock involves a high
                                                               degree of risk.  Prospective investors should
                                                               review carefully and consider the factors
                                                               described in "Risk Factors."

------------------------

(1) Unless otherwise indicated, all references in the Offer to per share data and number of shares exclude 5,661,230 shares of Common Stock issuable upon exercise of outstanding warrants and options, including options which have been granted under the 1992 Stock Option Plan.
         Also does not include an undetermined number of shares of Common Stock underlying Series C Preferred Stock.

Financial Information

         The following tables set forth for the periods indicated selected financial information for Crown Laboratories, Inc.

Statement of Operations Data:

                                           Year Ended                                  Nine Months Ended
                                    -------------------------                        ---------------------

                             December 31, 1994      December 31, 1993        Sept. 30, 1995        Sept. 30, 1994
                             -----------------      -----------------        --------------        --------------
 Sales(1)  . . . . . .             $ -0-                  $ -0-                  $ -0-                  $ -0-

 Net loss  . . . . . .          (1,569,979)             (660,964)             (2,647,836)             (845,588)

 Net loss per share  .             (.15)                  (.09)                  (.20)                  (.08)

 Average Number of
 Shares Outstanding .           10,492,664             7,581,200              13,289,678            10,210,966

 Balance Sheet Data:

                             December 31, 1994        Sept. 30, 1995
                             -----------------       ---------------
 Working capital . . .         $ 1,354,684             $   660,797

 Total assets  . . . .           6,065,044              10,085,705

 Total liabilities . .           1,355,581               2,807,130

 Stockholders' equity            4,709,463               7,278,575

 Book value per share           $      .45             $       .55
                                ----------             -----------

_________________

(1) In the fourth quarter of 1995, the Company sold approximately $100,000 of dry mix products in one European country through an affiliate and has collected a portion of the resulting receivables. Sales of liquid products will not commence until the Company completes commissioning of its liquid manufacturing lines in Las Vegas, Nevada. See "Recent Significant Developments -- Manufacturing Plant."

                          Market Price of Common Stock

         The Company's stock was listed on the American Stock Exchange Emerging Company Marketplace ("Amex EMC") on March 29, 1994 and trades under the symbol CLL.ec. Prior to that time, the Company's Common Stock was listed on the Electronic Bulletin Board (EBB) of the NASD. The table below lists the low and high bid price of the Common Stock for each quarter over the last two years.


                               Calendar 1994                               Calendar 1995
  1st Quarter           $5.00                 $5.50                 $2.25                 $3.13
  (EBB through 3/31/94)

  2nd Quarter           $1.50                 $4.63                 $2.39                 $2.81
  (Amex ECM)

  3rd Quarter           $1.50                 $2.19                 $1.88                 $2.94
  (Amex ECM)

  4th Quarter           $1.88                 $3.06                 $1.25                 $1.94
  (Amex ECM)


         From January 1, 1996 to February 13, 1996, the low and high closing prices were $1.44 and $2.00, respectively.

         The source of the above information comes from the American Stock Exchange for Amex EMC quotes and the National Quotation Bureau, Inc. for EBB quotes. Such EBB quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not reflect actual transactions.

         Trading in the Common Stock has been limited and the above quotations may not represent the true value of the Common Stock.

         There are approximately 1,600 holders of the Common Stock.

         The Company did not pay any dividends in the last two years and does not intend to pay dividends in the foreseeable future. All available working capital will be used to meet the Company's operations.

                        Recent Significant Developments

Manufacturing Plant

         The Company is presently in the process of seeking to commission the equipment necessary to manufacture its proprietary line of aseptic liquid products. Commissioning of the equipment is required by the U.S. Food and Drug Administration. The commissioning process began on April 13, 1995 with the manufacturer, (in this case, the Company), working with National Food Laboratories (the Process Authority), to review its manufacturing equipment, manufacturing procedures, manuals and monitor the bacteriological kill tests for compliance with the applicable federal regulations. National Food Laboratories is an international food and research and development organization with laboratories facilities in Dublin, California, Washington, D.C. and Seattle, Washington and is a wholly-owned subsidiary of the National Food Processors Association.

         After the samples of inoculated product (the final test required for certification) are prepared, they are incubated for a 21 day period and, if the test results are favorable, the Process Authority summarizes and presents their findings to the F.D.A. on the Company's behalf. The F.D.A. then has 30 working days to respond to the Company with additional questions or requests for information. In the absence of such a request, the Company is authorized to produce and market its products. There can be no assurances that the test samples will pass the test criteria, or if they do pass, that the F.D.A. will accept the Company's process and equipment.

         Although the equipment manufacturers have warranted that the purchased equipment has been manufactured to the F.D.A. regulatory specifications for aseptic packaging and processing equipment, the filler is the first of its kind manufactured for a U.S. company requiring F.D.A. aseptic processing approval. The delays in certifying the Company's production equipment can be attributed to the aseptic filling machine. The machine was unable to pass certification testing when it was originally shipped from Germany and received by the Company in February, 1995. Numerous modifications, primarily related to the installation of monitoring devices to seek to meet F.D.A. requirements, have been made to the machinery at the request of the Process Authority. The manufacturer of the aseptic filling machine has filed for bankruptcy in the German courts. The Company in June, 1995, filed a claim against the manufacturer of the aseptic filler in the German Bankruptcy Court (bankruptcy of Time Pack, GmbH) for damages caused by the delays in certifying the filler and seeks to have these damages applied against the remaining balance of the $1,730,000 purchase price of the machine, which claim is pending the decision of the bankruptcy trustee. Further, the Company in March, 1995, filed suit in Nevada District Court for the County of Clark, against the manufacturer and its alter egos and subsidiaries alleging fraud, misrepresentation, and alter ego among other allegations. The

Company is in the process of serving the complaint, as amended in September, 1995, on the defendants and no defendants have yet answered the complaint. To further protect its rights to the machinery and its related technology, the Company has purchased the blueprints and the rights to its aseptic filling machine from the German Bankruptcy Court. Standard Chartered Bank ("Standard") had provided financing to the manufacturer of the filler machine and Standard has claimed that it has a $1,000,000 security an interest in the filler machine. Based upon the representations made, the Company entered into a letter of intent to finance $1,000,000 of such equipment through Standard. Prior to entering into any loan documentation, the Company discovered that Standard cannot provide written evidence of a perfected security interest. Standard has nevertheless continued to allege that it has a security interest in the machine and has filed a claim with the German Bankruptcy Court.
However, Standard has still not produced documentation supporting its position, and the Company's claims currently exceed the amount of $1,000,000 which Standard is allegedly owed. The Company cannot predict the ultimate outcome of any of the above claims.

         While the Company believes that the machinery will ultimately be certified, there is no assurance that the machinery will receive certification from the F.D.A. or that the certification will be granted within a specific time frame. Furthermore, there can be no assurances that, if the machinery is certified, as to when the Company will commence initial production of its liquid nutritional products; or that the products will meet with acceptance in the market.

         The Company has spent approximately $7.5 million on equipment acquisition for the manufacturing plant. It has also spent approximately $1.2 million on leasehold improvements for offices and upgrading the production area to meet minimum standards required for manufacturing, which improvements and upgrading are essentially complete. The Company has also received $1.9 million in financing for such equipment and leasehold improvements. The equipment purchased and financed included the necessary equipment to manufacture liquid and dry mixed products, including boilers, tanks, mixers, processors, fillers and packaging equipment, as well as all related plumbing and electrical infrastructure.

         The Company in June, 1995 received approval from the State of Nevada Health Department to produce its dry mix product line for adult nutritional and specialty products. In the fourth quarter of 1995, the Company sold approximately $100,000 of dry mixed products in one European country through an affiliate and has collected a portion of the resulting receivables.

         The Company has received an option to purchase its current manufacturing facility in Las Vegas, Nevada for $2,700,000 and intends to pursue this option. The Company has secured a commitment for a first mortgage loan of $1,860,000 on the building from an insurance company. The mortgage, would carry an interest rate of 8.65% and would provide for an 18 year amortization ($16,984 per mouth) with a balloon payment due at the end of ten years at the insurance company's request. The seller of the property has agreed to accept 153,043 shares of the Company's Common Stock in lieu of $440,000 of the purchase price and has agreed to extend a 3 year $300,000 second mortgage to the Company bearing a 12% annual effective interest rate. The balance of the purchase price, ($100,000), plus any closing costs will be paid by the Company.

FUNDING

         Since September 30, 1994, the Company has raised approximately $8.1 million in net proceeds from the sale of its equity securities. Of such amount, approximately $3 million was used to complete leasehold improvements at the manufacturing facility, and for manufacturing equipment and other fixed assets and the balance was used for working capital, including salaries and rent.

         From January 1, 1995 through September 30, 1995, the Company has raised approximately $2,400,000 (before offering expenses of $330,000) in equity financing through a private placement of the Units and this amount is reflected in the Company's financial statements for such period. Each Unit was purchased for $50,000. A Unit consisted of 25,000 shares of Common Stock and the Warrants to purchase 12,500 shares of Common Stock for $3 per share. The Warrants expire two years after issuance. (Fractional Units have been sold.) In addition, the Company issued to the placement agents and brokers 2,500 options to acquire shares of the Company's Common Stock at a price of $2.40 per share for each Unit sold. These options expire five years from the date of issuance. Such private placement closed as of September 30, 1995.

         The Company has also raised $3 million (before expenses of $150,000) through the issuance of Series C Preferred Stock during the third quarter of 1995 and $1 million thereafter. The Series C Preferred Stock pays no dividends, but imputes a 6% effective annual interest rate upon conversion into Common Stock which will be accounted for over the time during which the Preferred Stock is outstanding. The conversion rate is determined by the acquisition value of the Preferred Stock (plus imputed interest referred to above) and an 18% discount to the 5-day average market price of the Common Stock at the time of exercise. As of December 31,1995, 141.2 shares of the Series C Preferred Stock issued had been converted into 1,253,447 shares of Common Stock.

         The Company is seeking to raise additional working capital. To the extent that the Company uses equity securities to raise additional funds to satisfy its working capital needs, there will be additional dilution to the Company's existing shareholders.

         None of the above securities were registered under the Securities Act of 1933 and may not be sold in the United States in absence of such registration or an exemption therefrom.

FINANCIAL CONDITION

         Working capital at September 30, 1995 was $660,797 with $.8 million in accounts payable attributable to capital expenditures and leasehold improvements. Since September 30, 1995, the Company has raised an additional [$1,000,000] from the sale of Series C Preferred Stock. Cash and equivalents balances were $1.8 million as of September 30, 1995. The Company believes that it has adequate funds to support its operations until early 1996 or, the commencement of production of the Company's liquid nutritional products, whichever comes first. After that time, the Company will require additional funding to support its working capital needs as it begins to enter the market or to provide for normal operating expenses if certification has not been achieved.

         The Company had forecasted that it would begin manufacturing its line of dry mix nutritional and specialty dietary products in April 1995 and that commissioning of the equipment to manufacture the Company's line of aseptic liquid products would begin by the second quarter of 1995 and be completed within a two month time frame. Due to unforeseen delays in finalizing the installation of all the equipment necessary to manufacture the Company's products, the commissioning process has been significantly delayed and sales have yet to commence. As of February 13, 1996, limited quantities of dry mix product have been sold and the aforementioned liquid products commissioning process is underway with sales unlikely to commence until the second quarter of 1996.

         While the Company believes that its machinery will ultimately be commissioned and certified, there can be no assurances that the machinery will receive certification from the F.D.A. or that the certification will be granted within a specific time frame. Furthermore, there can be no assurances that, if the machinery is certified, if and when the Company will commence initial production of its liquid nutritional products or that the products will meet with acceptance in the market. As a result of these delays, the Company has been required to raise further funds to sustain operations until the plant becomes operational and it may require further funds to support working capital needs as it begins to enter the market or to provide for normal operating expenses if commissioning continues to be delayed. The Company is presently exploring possible alternatives for raising additional funds. There can be no assurances that the Company will be able to secure the necessary financing, or if a source of funding is identified, that the funding will be on terms and conditions which are acceptable to the Company.

                                  Risk Factors

         INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES CERTAIN SUBSTANTIAL RISKS AND WARRANTHOLDER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS:

START UP RISK

         In order to commence manufacturing liquid products, the Company must finalize the commissioning of its liquid manufacturing line. Such commissioning is required by the F.D.A. in connection with its regulation of all aseptic facilities. For further information on this process, see "Recent Significant Developments -- Manufacturing Plant". No assurances can be given as to the time in which such certification will be completed.

         Further, once the Company's machinery is certified and on-line, there is no assurance that the equipment will operate as warranted or represented by the manufacturers and, thus, whether the capacity of the plant will be as planned by management of the Company.

         Finally, while the Company has begun limited marketing activities, no assurances will be given that the Company will obtain sufficient customers for its products.

LIMITED OPERATING HISTORY; OPERATING LOSS

         Since inception, the Company principally has been engaged in research and development of its products. The Company did not have any sales for the years ended December 31, 1993, 1994 and 1995 (except for a limited amount of dry mixed products sold in the fourth quarter of 1995). The Company, together with its predecessors, Nash Nutritional Products, Inc. and Roe Pharmaceutical Co., formerly a majority owned subsidiary, incurred consolidated losses for the period from March 3, 1980 (inception) to September 30, 1995. At September 30, 1995, the Company's accumulated consolidated deficit was ($6,603,714), while consolidated Stockholders' Equity was $7,278,575. Lack of a liquid products manufacturing facility has restricted the Company's marketing and sales efforts. The Company and its operations are subject to the various risks inherent in the start-up and development of a new business enterprise. Since the operating history of the Company is limited, there can be no assurance that the Company will operate profitably.

         Working capital at September 30, 1995 was $660,797 with approximately $800,000 in accounts payable attributable to capital expenditures and leasehold improvements. Since September 30, 1995, the Company has raised an additional ($1,000,000) in gross proceeds from the sale of Series C Preferred Stock. The Company is presently seeking long-term financing to support its liabilities. There is no assurance the Company will be able to secure the necessary financing on terms and conditions which are acceptable to the Company.

NEED FOR MANUFACTURING FACILITY

         The Company had previously produced its dry-mix and liquid dietary products through contract manufacturers. However, prior arrangements had been unsatisfactory in respect of timely manufacture and delivery and impact on costs, particularly for liquid products and no contract manufacturers have been used since 1992. In order to assure a supply of its liquid and dry-mix products at a competitive price, management has determined that the Company must operate its own manufacturing facility to produce both liquid and dry-mix products. The Company intends to acquire its products only from its own manufacturing facilities. See "Recent Significant Developments -- Manufacturing Plant".

POSSIBLE NEED FOR ADDITIONAL FINANCING

         The Company believes that it has adequate funds to support its operations until early 1996 or, the commencement of production of the Company's liquid nutritional products, whichever comes first. After that time, the Company will require additional funding to support its working capital needs as it begins to enter the market or to provide for normal operating expenses if certification has not been achieved. The Company is presently exploring its possible alternatives for raising additional funds. There can be no assurances that the Company will not require additional funds earlier than set forth above or that the Company will be able to secure the necessary financing, (or if a source of funding is identified, that the funding will be on terms and conditions which are acceptable to the Company).

FUNDING

         Through September 30, 1995, the Company has raised approximately
$2.4 million (before offering expenses of $330,000) in equity financing through a private placement of the Units and this amount is reflected in accompanying financial statements. Each Unit was purchased for $50,000. A Unit consisted of 25,000 shares of Common Stock and Warrants to purchase 12,500 shares of Common Stock for $3 per share. The Warrants expire two years after issuance. (Fractional Units have been sold.) In addition, the Company issued to the Placement Agent and brokers 2,500 options to acquire shares of the Company's Common Stock at a price of $2.40 per share for each Unit sold. These options expire five years from the date of issuance.

         The Company has also raised $3 million (before offering expenses of $150,000) through the issuance of Series C Preferred Stock during the third quarter of 1995 and $1,000,000 thereafter. The Series C Preferred Stock pays no dividends, but imputes a 6% effective annual interest rate upon conversion into Common Stock which will be accounted for over the time during which the Preferred Stock is outstanding. The conversion rate is determined by the acquisition value of the Preferred Stock (plus imputed interest referred to above) and an 18% discount to the five day average market price of the Common Stock at the time of exercise. As of December 31, 1995, 141.2 shares of the Series C Preferred Stock issued had been converted into 1,253,447 shares of Common Stock. To the extent that the Company uses equity securities to raise additional funds to satisfy its working capital needs, there will be additional dilution to the Company's existing shareholders.

LACK OF PRODUCT PROTECTION

         The Company regards the formulations of its products to be proprietary, but presently it has no patent or other protective rights. The Company has filed and currently has a patent pending on its primary liquid product including its process and content. No assurances can be given that any patent will be issued. Currently, the Company exerts substantial efforts to protect trade secrets and to keep formulas and related process know-how confidential. However, there can be no assurance that it will be successful in these efforts.

         The Company has filed to register its trademark and product names for all of the products it intends to manufacture in the next two years.

RELIANCE UPON KEY PERSONNEL

         The Company is largely dependent upon the personal efforts and abilities of Craig E. Nash, Chairman of the Board of Directors and Chief Executive Officer, as well as those of Scott O. Nash, Vice-Chairman of the Board of Directors and President. Craig E. Nash and Scott O. Nash, who are twin brothers, devote all of their time to the affairs of the Company. The loss or unavailability of the services of any one of them may have a materially adverse effect upon the Company. Presently, the Company has accident insurance in the amount of $1,000,000 for Craig E. Nash and Scott O. Nash, respectively. The Company does not have insurance for any non-accidental loss.

CONTROL BY EXISTING MANAGEMENT

         As of December 31, 1995, officers and directors as a group owned 4,309,955 shares of Common Stock out of 14,290,513 shares or 30.2%, including 3,525,233 shares or 24.7% owned by Craig E. Nash and Scott O. Nash. Thus the management of the Company, principally Craig E. Nash and Scott O. Nash, are able to continue to control the policies and affairs of the Company.

RISKS OF THE OPTIONS AND WARRANTS

         As of December 31, 1995, the Company had outstanding options to purchase 4,185,667 shares of Common Stock, and the Warrants to purchase 1,475,563 shares of Common Stock. The existence of all of these options and Warrants may have an adverse effect on the terms upon which the Company would be able to obtain additional capital. Furthermore, it might be expected that the holders of all of such options and Warrants would exercise their options at a time when the Company could obtain equity capital on terms more favorable than those provided for by the options and Warrants. Such amounts do not include an indeterminate number of shares of Common Stock underlying the outstanding Series C Preferred Stock.

LIMITED MARKET FOR COMMON STOCK AND REVISIONS TO THE EMERGING COMPANY
MARKETPLACE

         The Common Stock is quoted and traded on the American Stock Exchange Emerging Company Marketplace. The American Stock Exchange recently announced that it will no longer accept new issuers for the Emerging Company Marketplace, but will continue trading existing issuers, including the Company. Therefore, over time the Emerging Company Marketplace will cease to exist. The market for the Company's Common Stock must be considered limited and there can be no assurance that a meaningful trading market will develop. Furthermore, prices quoted may not represent the true value of the Common Stock. Stocks sold by the Company in private placements have generally been below the then trading price on the American Stock Exchange.

NO DIVIDENDS LIKELY

         Since its inception, the Company has had no earnings and has not paid any dividends on its Common Stock. Payment of future dividends, if any, will be determined by the Company's Board of Directors. In the foreseeable future, the Company intends to retain all of its earnings to finance the development and expansion of its business.

POTENTIAL ANTI-TAKEOVER EFFECT OF AUTHORIZED PREFERRED STOCK AND CERTIFICATE OF INCORPORATION

         The Company is authorized to issue 5,000,000 shares of $0.001 par value Preferred Stock with the rights, preferences, privileges and restrictions thereof to be determined by the Board of Directors of the Company. Preferred Stock can thus be issued without the vote of the holders of Common Stock. Rights could be granted to the holders of Preferred Stock which could reduce the attractiveness of the Company as a potential takeover target, make the removal of management more difficult, or adversely impact the rights of holders of Common Stock. Except for Series C Preferred Stock, no Preferred Stock is currently outstanding.

         The Company's Certificate of Incorporation contains certain provisions designed to require a beneficial owner of over 25% of the Common Stock to comply with certain provisions (regarding transactions with the Company and membership on the Board of Directors) or pay certain prices (usually the highest price paid) for the Common Stock in certain business combinations involving the beneficial owner. These provisions are in addition to those provided by Delaware law and apply to Craig Nash and Scott Nash.

POSSIBLE REDEMPTION OF WARRANTS

         The Warrants may be redeemed by the Company, in whole or in part, under certain circumstances upon 14 days' prior notice at a price of $0.10 per Warrant. Although the holders of such Warrants have the right to exercise their Warrants during the 14 days prior to the date of redemption set by the Company, a holder may be unable (for financial and other reasons) to exercise his Warrants at the time such holder receives notice of redemption. The Warrants will have no value except for the redemption price upon the close of business of the date of redemption.

TRANSFER RESTRICTIONS

         THE WARRANTS ARE NOT REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND A WARRANTHOLDER MUST CONTINUE TO BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE PERIOD. THE WARRANTS MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF BY ANY WARRANTHOLDER UNLESS THE WARRANTS BEING TRANSFERRED ARE REGISTERED UNDER THE ACT OR, IN THE OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY, REGISTRATION IS NOT REQUIRED UNDER THE ACT.

         The shares underlying Warrants have been registered for resale by a Warrantholder under the Act.


                          Description of Capital Stock

         The Company is authorized to issue 50,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of $0.0001 par value Preferred Stock.

Common Stock

         Subject to the preferences granted to holders of Preferred Stock, the holders of Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefore. Upon liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and any Preferred Stock liquidation preference. Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to stockholders. The Common Stock is not subject to redemption or to liability for further calls and is nonassessable. The holders of Common Stock have no conversion, preemptive or other subscription rights. There is no cumulative voting for the election of directors.

Preferred Stock

         The Preferred Stock may be issued from time to time in series having such designated rights, preferences, privileges, qualifications and limitations that the Board of Directors may determine without stockholder approval. Preferred Stock could be given voting and conversion rights that would dilute the voting power and equity of holders of Common Stock and could have preference over Common Stock with respect to dividend and liquidation rights.

         The Board of Directors has authorized 459 shares of Series C Preferred Stock of which 258.8 shares are outstanding. The Series C Preferred Stock pays no dividends, but imputes a 6% effective annual interest rate upon conversion into Common Stock which will be accounted for over the time during which the Preferred Stock is outstanding. The conversion rate is determined by the acquisition value ($10,000 per share) of the Preferred Stock (plus the imputed interest referred to above) and an 18% discount to the 5 day average market price of the Common Stock at the time of exercise. The Series C Preferred Stock has liquidation value over the Common Stock equal to $10,000 (plus the imputed interest referred to above) per share. On and after July 1, 1996 the Company can force the conversion of the outstanding Series C Preferred Stock into Common Stock.

Miscellaneous

         The Company is governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" which an "interested stockholder" for a period of three years after the date of the transaction in which the period became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business Combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

         The Company's Certificate of Incorporation requires the approval of 51% of the disinterested shareholders, plus whatever vote is required by law, for any business combination with any person or entity which directly or indirectly beneficially owns over 25% of the voting power unless certain prices are paid and certain actions are taken by such beneficial owner.

Transfer Agent and Registrar

         The transfer agent and registrar for the Common Stock is Securities Transfer Corporation, Dallas, Texas.


                          Description of The Warrants

         The Warrants were issued pursuant to agreements (the "Warrant Agreements") between the Company and the holders of such Warrants. The following discussion of the material terms and provisions of the Warrants is qualified in its entirety by reference to the detailed provisions of the Warrant Agreements.

         Each Warrant entitles the holder to purchase at any time until their respective expiration dates, one share of Common Stock at an exercise price of $3.00 per share, subject to certain adjustments. The Warrants terminate between December 1996 and April 1997. The exercise price of the Warrants and the number of shares of Common Stock underlying such Warrants are subject to adjustment for stock splits, stock dividends and similar events. The Warrants do not contain anti-dilution provisions relating to issuances or sales of Common Stock at prices below the exercise price or the then prevailing market price of the Common Stock. The Warrants may be exercised in whole or in part. Unless exercised (or redeemed by the Company in the manner described below), the Warrants will automatically expire on their respective termination dates.

         The Company may, at its option, redeem all or any portion of then outstanding Warrants for $0.10 per Warrant, upon not less than 14 days' notice, at any time after the last sale price of the Common Stock has been at least $4.00 per share for 30 consecutive business days ending within 15 days of the date of such notice, to the extent the holders of such Warrants have not exercised their Warrants prior to the expiration of such 14 day period. In the event the Company exercises its right to redeem the Warrants, such Warrants will be exercisable until the close of business on the date fixed for redemption in such notice. If any Warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder thereof will be entitled only to the redemption price.

         The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the Company, with the exercise form of the Warrant completed and executed as indicated, accompanied by full payment of the exercise price (by check payable to the Company) for the number of Warrants being exercised. The Warrantholders do not have the rights or privileges of holders of Common Stock. To tender and exercise the Warrants pursuant to the Offer, the Letter of Transmittal is completed instead of the exercise form on the Warrant Certificate.

         No fractional shares will be issued upon exercise of the Warrants. However, if a Warrantholder exercises all Warrants then owned of record by him, the Company will pay to such Warrantholder, if requested, in lieu of the issuances of any fractional share which is otherwise issuable, an amount in cash based on the market value of the Common Stock on the last trading day prior to the exercise date.

         A Warrant will be exercisable only if (i) at the time of exercise the Company has a current prospectus effective covering shares of Common Stock issuable upon exercise of such Warrant on an exemption from registration under the Securities Act of 1933 is available and (ii) such shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of such Warrant. The Company will use its best efforts to have all shares so qualified under such blue sky or securities laws, but will not register under the Securities Act of 1933, the Warrants or the issuance of the shares underlying the Warrants. However, the Company has registered under such Act for resale by the Warrantholders the shares underlying the Warrants.

THE WARRANTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND A WARRANTHOLDER MUST CONTINUE TO BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE PERIOD. THE WARRANTS MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF BY ANY WARRANTHOLDER UNLESS THE WARRANTS BEING TRANSFERRED ARE REGISTERED UNDER THE ACT OR, IN THE OPINION OF COUNSEL, ACCEPTABLE TO THE COMPANY, REGISTRATION IS NOT REQUIRED UNDER THE ACT. WARRANTHOLDERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

                             Available Information

         To the extent that the Company possesses such information or can acquire it without unreasonable effort or expense, the Company will provide to each Warrantholder, the opportunity to ask questions of and receive answers from officers and directors of the Company concerning the Company or the terms and conditions of this Offer necessary to verify the accuracy of the information set forth in this Offer.

        Scott Hilley has been Vice President of Finance of the Company since June 12, 1995. Mr. Hilley has over 20 years of experience in various areas of financial management in major consumer products organizations and major money center commercial banks. Prior to joining the Company, he served as business controller for Goody Products, Inc. Earlier, Mr. Hilley spent over 10 years in several key financial management positions within Nestle Foods, most notably, business controller of United States chocolate operations. He Holds a B.S. in Banking and Finance and Management, and an M.B.A. from New York University.

        Myles Cane is no longer a director of the Company.

                                                                       EXHIBIT A


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10-KSB/A2

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND
    EXCHANGE ACT OF 1934 (FEE REQUIRED)

                 For the fiscal year ended December 31, 1995 OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND
    EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                     For the period from     to
                                        -----  -----

                           Commission File No. 1-12848

                            CROWN LABORATORIES, INC.
                 (Name of small business issuer in its charter)

           Delaware                                        75-2300995
  (State or other jurisdiction              (IRS Employer Identification Number)
of incorporation or organization)

     6780 Caballo Street                                        89119
       Las Vegas, NV.                                        (Zip Code)

Registrant's Telephone Number, including area code              (702) 696-9300

        Securities registered pursuant to Section 12(b) of the Act:

Title of each Class: Common     Name of each exchange on which registered:
                                AMERICAN STOCK EXCHANGE

        Securities registered pursuant to Section 12(g) of the Act:

Title of each Class: NONE       Name of each exchange on which registered: NONE

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been
subject to the filing requirements for the last 90 days. Yes X   No
                                                            ----   ----

Check if there is no disclosure of delinquent files in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of the Registrant's knowledge in definitive proxy or information statements incorporated by reference in Part III of this form
10-KSB or any amendment to this for 10-KSB. Yes X   No
                                               ----   ----

State issuer's revenue for most recent fiscal year: $0

The aggregate value of the Common Stock held by non-affiliates on December 31, 1995 was $20,188,253. As of April 25, 1995 there were 12,529,691 shares of
Crown Laboratories, Inc. Common Stock $.001 par value outstanding.

                                     PART I


ITEM 1. DESCRIPTION OF THE BUSINESS

General

        The Company is engaged in the development of, and intends to manufacture and market, a proprietary line of pharmaceutically-balanced nutritional products designed for the special needs of residents in nursing homes and patients in hospitals. Generally, these individuals are over age 70, and prefer foods that are easy to ingest, or are flavorful, or easily digestible, and nutritionally complete. The Company's products will be provided in aseptically sealed, flexible packages. Formulations are designed to provide a maximum in nutrient and caloric support in easily consumable forms. The Company currently intends to offer four liquid products and 26 dry-mixed products for use by individuals with dietary restrictions, including low sodium diets and diabetic diets. Additionally, calorie enhancement and nutritional supplement products will be available.

        The Company's product lines will consists of standard products for nursing homes and specialized products such as those for kidney dysfunction and tube feeding. Currently, the Company is in the final stages of completing a manufacturing plant in which it will produce its products for sale. The Company will not have any sales until such facility is complete and operational.

        Crown Laboratories, Inc. anticipates it will begin manufacturing its line of dry mix adult nutritional and specialty dietary products during the second quarter of 1995. The major pieces of equipment necessary to manufacture the Company's proprietary line is aseptic liquid products has been received, and manufacturing will begin upon completion of the commissioning of the equipment. The commissioning process is also expected to begin during the second quarter of 1995. The commissioning process could take approximately two months. The purchased equipment has been manufactured to the United States Food and Drug Administration ("F.D.A.") regulatory specifications for aseptic packaging and processing equipment. Commissioning of the equipment is required by the F.D.A. For a discussion of the funding for such manufacturing facilities, equipment and related matters, see Item 6 "Management's Discussion and Analysis and Plan of Operation."

The Market

        The need and demand for nursing home services are increasing with the aging of the population. The result of this longer life span is (i) an increase in the number of persons with debilitating conditions that make it difficult to accomplish the tasks of daily living and (ii) a restructuring of the entire population. In relative terms, the fastest growing part of the population is over age 85. This age group has tripled since 1960 and is expected to double over the next 20 years.

        The nursing home industry has grown to the point that, by 1993, the U.S. spent $69.6 billion on nursing home services, representing 7.9% of total personal healthcare dollars spent in the U.S. that year. Presently, there are approximately 20,000 nursing homes in the United States with an average of 100 beds each. Today, the nursing home industry is a multibillion dollar business. With one of the highest growth rates in expenditures among all health services. A nursing home stay is a common event for the elderly population in America. Although only 5% of the elderly reside in nursing homes at any point in time, the lifetime risk of entering a nursing home is approximately 30%. One out of every five individuals living past the age of 65 and one of three aged 85 or older will spend some time in a nursing home. The median age of nursing home residents is now 81 years.

        As a result of the aging of society and changes in hospital practices, the character of nursing homes has changed dramatically in the past 10 years. Nursing homes are now complex Company institutions caring for people who, because of severe incapacities, need both subacute and chronic care.

        The costs of nursing home care are increasing faster than inflation. At present, 65% of the cost of care is paid for by state Medicaid programs with the remaining 35% paid for by private insurance or families. Increasingly, insurance providers are attempting to control costs by limiting hospital coverage, which has resulted in a 40% reduction in the length of stay at the hospital. This encourages early transfer from acute care facilities into long term care facilities. The result is that nursing home populations are becoming more disabled with increasing acuity requiring a higher level of care. As care increases, the use of pharmaceutical food supplements also increases. The Company estimates that over fifty percent 50% of the nursing home population receives a liquid food supplement at least two times per day.

Standard Products

        The Company has developed the following products:

        Liquid Products. Upon completion of its manufacturing plant, the Company will offer a line of specialty dietary-control products in an aseptic liquid packaged form.

        WinLac(TM) -- A Complete Meal. WinLac is a lactose-free nutritional supplement which fulfills the general supplementation requirements of long term nursing and acute care facilities. WinLac is high in protein and lactose free, since most elderly individuals cannot break down the sugars found in milk products (lactose). A four-ounce serving of WinLac provides 200 calories and approximately 20% of the United States Recommended Daily Allowance of vitamins and minerals.

        MultiCal(TM) -- A Milk-Shake Substitute. MultiCal is designed to replace the milk shake which is a staple food product in long term and acute care health facilities. Typically, healthcare facility kitchens make milk shakes for patients since they contain most of the nutrients recommended by the government, have an agreeable taste and are easy for the patient to ingest. These milk shakes are usually made from staple ingredients in the facility kitchen. MultiCal replaces the scratch preparation shake thus providing the healthcare facility with a ready-to-drink, scientifically-tested formulation without unnecessary preparation and clean up. The Company's anticipated production efficiencies and proprietary formulation allow MultiCal to be sold to healthcare facilities at a cost that is often less than the cost of scratch preparation milk shakes.

        Renalite(TM) -- Kidney-Deficiency Product. Renalite is specifically designed as a food supplement for use by patients with decreased kidney function. Decreased kidney function limits the amounts of fluids, salt and proteins that can be consumed and eliminated. Renalite is a liquid formulation designed as a food supplement containing high caloric intake and necessary vitamins and minerals. Other characteristics include a restricted fluid volume without unwanted proteins, sodium, potassium and chloride. Renalite is also designed for consumption by diabetics, which comprise 50% of all renal patients.

        Entralite(TM) -- Tube-Feeding Products. The Company's tube-feeding product, Entralite, will be provided in an enclosed tube feeding system designed to give complete nutritional support to patients unable to consume solid food by mouth. Three 500 ml. packages are designed to supply 1,600 calories plus all of the vitamins and minerals normally required for a patient. The Company believes that doctors specify 1,500 calories for patients approximatley 93% of the time. Entralite products will be packaged ready to consume and administer. Entralite packages will be specially designed with an aseptic bib fitting to facilitate attachment to the feeding tube which delivers the product directly to the stomach.

        Dry-Mix Products. The Company has developed 26 items in dry mix form for geriatric consumption used for protein enhancement; caloric enhancement; restricted low sodium, sugar controlled diets; and general purpose requirements. These dry-mix products have been test marketed and tested in clinical studies. The Company's dry-mix nutritional products include a dry mix protein and carbohydrate supplement, a complete instant breakfast product, a full assortment of low sodium, sugar free items, a no-bake egg custard, a whipped topping mix, and a texture enhanced product. These products are all packaged in form, fill, and seal bags.

        Future Product Development. Management anticipates adding new flavors and textures to its nutrition product line. In addition, the Company anticipates developing formulations for unique medical situations to supplement the renal (kidney) and tube feeding applications already developed and being developed by the Company. No assurances can be given that any planned product will be successfully developed by the Company.

Benefit to the Patient

        The Company's products have several advantages to certain patients, specifically:

        Scientifically-Formulated. The Company's formulations have been tested under controlled situations for their particular applications. Product quality is closely monitored in the Company's food processing laboratory. These controls provide stable products of reliable performance that doctors may prescribe to patients with predictable results. Such controls on consistency of formulation and sanitation are not always possible with scratch preparations.

        Taste and Variety. The Company will offer a wide variety of products supplying distinctive tastes, texture and form (e.g., liquid or frozen, or combined with other prepared food items). The Company believes this variety is important to maintain the appetite of the patient.

        Aseptic Preparations. All of the Company's liquid products will be aseptically prepared and packaged. This will promote infection control.

        Ready Immediately. The Company's liquid products will be packaged in ready-to-consume four-ounce cups, with no refrigeration required. Thus, the products will be readily available and can be stored next to patient care stations for use whenever the patient is hungry or thirsty without unnecessary delays in preparing a scratch beverage or meal. The Company's dry-mix products do not require preparation.

        Restricted Fluid Intake. The reduced four ounce serving size of the Company's liquid products provides the necessary nutritional support in a volume that is readily consumable by the patient. For renal patients, the decreased volume allows increased nutritional intake, without increases in fluid volume which are counter-productive to their care.

Benefit to Healthcare Facility

        The Company's products have important benefits to the nursing home such as:

        Reduced Waste. The Company's liquid products will be packaged in convenient to serve and consume four ounce packages. The Company's studies show, in most cases, patients can consistently drink only up to four ounces of a liquid food supplement per serving. The Company believes competitive products are generally packaged in eight-ounce packages, thus half is usually unconsumed and becomes waste.

        Increased Nutritional Density. Since the patients using these products cannot consume a sufficient volume of fluid to support ongoing metabolism and maintain health, the Company's formulations are of increased nutritional density. The Company's four ounce liquid products, for example, contain the same nutritional density in protein, minerals and vitamins as eight ounces of the competitive brands.

        Empirically Effective. The Company has conducted several empirical studies in conjunction with nursing care providers. The study results demonstrated that patients using the Company's products receive more nutrition and gained more weight than with competing products. Patients increased their serving intake over competitive products from 50% to 95%. The Company believes that this increase is primarily based on two factors: the volume of the serving is more closely matched to the patients' ability to consume these kinds of products, and the flavorfulness of the product itself. On average, during the studies, the patients using the Company's products gained 4.3 pounds per month, compared to 1 pound per month with competitive products. Weight gain is considered a key factor in determining the success of patient nutrition programs.

        Cost. The cost of MultiCal is often less than that of scratch preparations. However, MultiCal will be ready to serve and will be prepared in four ounce individually portioned packages, thus avoiding the frequent wastage found in scratch preparations. In addition, the Company's products will be normally consumed directly from the four ounce disposable cup in which they will be packaged, thus eliminating the need for washing, rinsing, drying and storing additional serving containers.

        Refrigeration. Government regulations, requiring scratch preparation milk-based products to be carefully refrigerated, are closely monitored and strictly enforced by the various regulatory agencies. Failure to follow proper temperature requirements can result in the imposition of penalties to the facility. The Company's products will be stored in aseptically sealed containers that require no refrigeration either for storage or prior to serving.

        Packaging. The Company's containers will be light-weight cups which stack efficiently; and they will be made of a layered plastic (not glass) so that shipping boxes are light weight.

Marketing Strategy

        Unlike the Company's primary competitors (Ross Laboratories, Inc. and Mead Johnson Nutritionals, who together control approximately 93% of the market), the Company will continue to focus on the nursing home (and not the acute hospital care) segment of the pharmaceutical nutrition market. Management believes that by focusing on the needs of the nursing home niche with its product formulations, packaging and marketing approach, the Company can gain significant market share since the Company's competitors are not focused on this segment. In marketing, the Company intends to implement the following strategies:

        Clinical Studies. For qualified nursing home clients, the Company has offered to do clinical studies in the nursing home facilities using the Company's products. Typically, a clinical study lasts approximately three weeks, wherein a Company representative provides the Company's products to a controlled segment of the nursing home population. Over the period of study, the eating habits and health records of those patients who are given access to the Company's products and those using competitive products are compared. Each study may be different depending upon the objectives of the nursing home dietitian, but typically the study will monitor such factors as (i) total intake of solids and liquids; (ii) total intake of carbohydrates, fats, and proteins; (iii) total intake of vitamins and minerals; (iv) interference of the Company's products with the attractiveness of other foods; (v) bowel habits; and (vi) weight gain.

        Distributors. The Company intends to focus its marketing effort on nursing home chains, rather than small, individual nursing homes. Upon selling to a chain account, the Company plans to establish a relationship with an institutional food distributor to supply that chain account on all ongoing basis. The Company will typically contract with distributors who specialize in institutional food supplies (for nursing homes, schools, churches, hotels, governments and feeding programs for third-world countries), as they are already actively supplying (both large and small) nursing homes. These institutional distributors will hopefully favor the Company's products because
(i) the nursing home environment generates constant sales throughout the year (unlike schools and hotels which are seasonal); (ii) the Company's products do not require refrigeration and are shelf stable; (iii) the Company's products take up little space in the warehouse and delivery trucks due to their unique packaging (light-weight plastic cups rather than glass); and (iv) the Company's products have higher revenue and margin potential than other food products. The Company's principal competitors (Ross Laboratories and Mead Johnson Nutritionals) have focused on hospital supply, not food distributors. Thus, the Company believes that the competition is using a higher cost method of distribution and is missing distribution opportunities to many long-term nursing care facilities. There can be no assurance that the Company's distribution efforts will be successful or that the Company's competitors will not engage in similar distribution efforts.

        Customers. The Company, with the completion of its manufacturing plant (See Item 2 "Description of Property") will aggressively market its line of liquid and dry mix products to individual nursing homes, nursing home chains and hospital groups. Management and its consultants have contact with companies comprising over 2,000 acute and long term care facilities.

        On September 21, 1990, the Company entered into a letter of intent for a five year purchase agreement with National Medical Enterprises (NME), which was subsequently renewed through December 1997. In addition to continued executive level interest and support at NME, the agreement is to provide the Company access to NME's extensive national purchasing agreements through placement of the Company's products in NME's official order guides and access to its distribution network. NME and its affiliate, Hillhaven Corporation, represent over 272 acute care and specialty hospitals and 345 nursing homes. NME and its affiliates are to be participants in these purchasing agreements.

COMPETITION

        The pharmaceutical nutritional product industry's annual revenue is approximately $4 billion in the United States alone. Three companies currently dominate this market; Ross laboratories, Inc. (a division of Abbott Laboratories, Inc. (NYSE)), Mead Johnson Nutritionals (a division of Bristol-Meyers-Squibb, Inc. (NYSE)), and Sandoz Nutrition (a division of Sandoz Pharmaceuticals, Inc). Clintec (a division of Nestle Foods) competes with tube feeding products.

        All of such companies are larger and better financed than the Company, have established products and an established customer base, and can accordingly devote more resources to research and development, production, and marketing activities. Further, these companies may respond vigorously to the Company's entry into the market by targeting products to nursing homes or repacking their product line. Therefore, the Company may not be a significant factor in these markets in the near or foreseeable future.

MANUFACTURING

        Manufacturing of dry mix products entails the purchasing of raw materials such as sugar and milk, preparing the dry materials, mixing, blending, and finally packaging. The Company will check its products for quality and moisture content at its own laboratory facilities. The dry mix packaging process involves using preprinted paper foil run through a special form-fill-seal machine that makes the envelope, fills it and seals it for shipment.

        The liquid packaging process is more complex and has required the establishment of a liquid processing facility. The Company has acquired and received the major components for the completion of this facility in Las Vegas, Nevada (See Item 2 -- "Description of Property").

        In manufacturing liquid products, water is tested and batched prior to use, the assure the proper chemical balance. The water and Company-formulated powdered premix are mixed in a batch tank and heated to a predetermined temperature. A high oleic safflower oil, flavors and coloring are blended with the mixture. The liquid is then passed to a chiller and held for processing. During processing, the product is then passed through a pasteurization process to sterilize it immediately prior to packaging in the four-ounce aseptic cups.

LACK OF PRODUCT PROTECTION

        The Company regards the formulation of its products to be proprietary, but presently it has no patent or other protective rights. The Company is studying and evaluating the need and costs associated with patents and other protective rights. Currently, the Company exerts substantial efforts to protect trade secrets and to keep formulas and related process know-how confidential. However, there can be no assurance that it will be successful in these efforts. The Company has filed to register its trademark.

REGULATORY COMPLIANCE AND APPROVALS REQUIRED FOR OPERATIONS

        The Company's operations are regulated principally by the United States Department of Agriculture ("U.S.D.A.") and the F.D.A., although state and local regulations also apply. Failure to comply with regulatory requirements could result in fines and other penalties, including cessation of production. Additionally, there can be no assurance that regulatory requirements will not change or that the Company will be able to comply with changes, if they occur, at an acceptable cost.

        Regulatory approval by the F.D.A. is required for the manufacturing process, which principally entails certification of the processor, and the aseptic filling and packaging machine. The manufacturers assure the Company their equipment will meet applicable F.D.A. regulations. The manufacturer of the processor has numerous processors approved in the United States. The filler manufacturer has never received approval in the United States because this type of filler is the first made by them for a United States manufacturer. There can be no assurance that these two pieces of equipment will be approved by the F.D.A. Failure to meet regulatory approval will result in the Company's inability to manufacture and ship its products.

        The costs associated with meeting environmental requirements are minimal. The Company estimates that approximately $25,000 in equipment is necessary to filter by-products. The Company does not anticipate any other costs associated with environmental issues other than routine maintenance of the above equipment.

RESEARCH AND DEVELOPMENT

        Approximately $80,000 per year for the last two years has been spent on continued product development. The main focus has been to prepare Renalite and MultiCal for mass production.

SOURCES OF SUPPLY

        There is an abundant supply of raw material necessary for manufacturing. The Company considers the sources and names of its principal suppliers confidential.

Employees

        Currently, there are no labor contracts with the Company. The Company currently employs 16 full-time employees.

Organization

        Crown Laboratories, Inc. (the "Company") was incorporated on February 23, 1989, in Delaware, as Industrialistics, Inc. In April 1989, Roe Pharmaceutical Company ("Roe") acquired 95% of the outstanding shares of Common Stock of Industrialistics, Inc. In September 1991, Roe exchanged all of its shares of Common Stock of Industrialistics, Inc. for all of the outstanding shares of Common Stock of Roe. In November 1991, Industrialistics, Inc. changed its name to Crown Laboratories, Inc. Roe was dissolved in October 1993.

Item 2: DESCRIPTION OF PROPERTY

        In September 1994, the Company entered into a five year lease of a 62,000 square foot facility in Las Vegas, Nevada. The Company is currently completing tenant improvements so that the plant can be commissioned by the U.S.D.A. and the F.D.A. The facility includes approximately 5,000 square feet of office facilities. The lease provides for monthly payments of $25,080 for the first year, followed by scheduled increases based upon a cost of living and property tax increase based upon cost of living and property tax adjustment.

        The Company has received its major manufacturing equipment and has spent $5.2 million on equipment acquisition, of which $3.5 million is in deposits and cash outlay. It has also spent $1,281,000 on leasehold improvements for offices and upgrading the production area to meet minimum standards required for manufacturing. The Company has received lease financing from G.E. Capital for its processor in the amount of $514,000 to be repaid over five years. Standard Chartered Bank has agreed to finance $1,000,000 of the cost of the Company's aseptic filling and packaging equipment; repayment will be over an 18 month period. The monthly loan payments will begin sixty days after the Company receives F.D.A. approval for the filler. The telephone equipment, computer equipment, and manufacturing software have been financed by the respective suppliers on a 36 month basis. The Company has received financing from First Security Bank and the Small Business Administration in the amount of $1,250,000 which has been used for equipment acquisition. No assurances can be given as to whether or not the Company will be able to continue to obtain lease or equipment financing on a basis favorable to the Company.

        While no assurances can be given, Crown Laboratories, Inc. anticipates it will manufacture its line of dry mix adult nutritional and specialty dietary products during the second quarter of 1995. The major pieces of equipment necessary to manufacture the Company's proprietary line of aseptic liquid products have been received, and manufacturing will begin upon completion of the commissioning of the equipment. The commissioning process is also expected to begin during the second quarter of 1995. Prior estimates of December 1994 were rescheduled since the manufacturer was behind in their delivery of the aseptic filling and packaging machine. The commissioning process could take approximately two months. The purchased equipment has been manufactured to the F.D.A. regulatory specifications for aseptic packaging and processing equipment. Commissioning of the equipment is required by the F.D.A.

        The Company is studying both the feasibility and financing of constructing an additional manufacturing facility in Puerto Rico. This facility would be much smaller and would be responsible for all dry blending. Raw materials and labor are less expensive in Puerto Rico than in Las Vegas, Nevada, resulting in a lower cost of manufacturing. The Company would be eligible for employee tax credits and grants from the Puerto Rican government to cover moving costs and leasehold improvements. In order to qualify for these tax credits, the

Company has arranged for the incorporation of a subsidiary in Puerto Rico, which has not been capitalized, and would attempt to raise up to $6 million in such subsidiary on terms and conditions acceptable to the Company. One possibility being considered is that the Company would issue shares of convertible preferred stock. Through December 31, 1994, the Company had incurred and expensed $49,018 relating to these efforts.

Item 3: LEGAL PROCEEDINGS

        The Company has been subject to routine business litigation. Currently, the Company has three matters pending which the Company clues not consider to be routine:

        Crown v. Swinney et al, was filed by the Company in March 1994, in the District for the State of Nevada, concerning the attempt of a shareholder, Mr. Zananiri, to sell unregistered securities of the Company by public sale. The Company has obtained a temporary restraining order preventing the sale which has been in effect since March 1994. A hearing has been held, and this matter is currently pending decision of the Court. The Company believes that it will prevail in this matter and the liability of the Company, if any, would be limited to attorney's fees for the defendant.

        Zananiri v. Crown et al, was a lawsuit filed by Mr. Zananiri in April 1994 in California Superior Court alleging fraud and "alter ego" arising from a debt of Roe Pharmaceutical Co., a discontinued subsidiary of the Company, which was personally guaranteed by Craig Nash. The Company filed a Motion for Summary Judgment, since the underlying debt has been fully satisfied by Mr. Nash. On April 20, 1995, Mr. Zananiri dismissed the lawsuit without prejudice. The Company is filing a motion to recover its legal fees in this matter.

        Crown v. Antretter et al, was filed in Federal District Court in the State of Nevada by the Company in November 1994 seeking an injunction and damages concerning the disclosure of non public material information, misinformation and omission of material fact by Mr. Antretter, a former director and former investment banker of the Company, selectively to his clients and broker dealers. These communications were not authorized by the Company, and were in direct violation of the agreements Mr. Antretter has with the Company. The Company's request for a temporary injunction was denied. However, the Court reserved the right to reconsider a preliminary injunction if Mr. Antretter continued to breach his agreement or made any other disclosures. Mr. Antretter filed a Motion to Dismiss, which on March 10, 1995, the Court dismissed and treated as a Motion to Amend. Crown has filed an amended complaint to further support its allegations and quantify its damages. Mr. Antretter has subsequently filed another Motion to Dismiss. The Company believes that it will prevail on the merits.

Other Legal Matters

        John D. Kaweske is associated with R.K. Grace & Company, the current investment banker for the Company. He is also the former partner of John Antretter, the former investment banker for the Company. John D. Kaweske has informed the Company that his father, John J. Kaweske, has been sued by the Securities and Exchange Commission. The suit alleges that there has been a civil violation of the securities laws regarding commissions paid by the Company directly to John Antretter, pursuant to an agreement the Company had with John Antretter, for an investment made by funds managed by John J. Kaweske. The Securities and Exchange Commission has requested and received full documentation from the Company regarding the payment of the commissions to Mr. Antretter. The Company's records reflect that Mr. Antretter was paid commissions in full for all investments received from the funds managed by John
J. Kaweske.

Item 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

        Not applicable.

                                    PART II

ITEM 5: MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        The Company's stock was listed on the American Stock Exchange, Emerging Company Marketplace on March 29, 1994. It trades under the symbol CLL.cc. Prior to that time, the Company's stock was listed on the Electronic Bulletin Board
(EBB) of the NASDAQ. The table below lists the low and high bid price of the stock for each quarter over the last two years:


                                        Calendar 1994           Calendar 1993
                                        -------------           -------------
1st Quarter (EBB through 3/31/94)       $5.00   $5.50           $5.47   $5.47
2nd Quarter (Amex ECM)                  $1.50   $4.63           $5.00   $6.25
3rd Quarter (Amex ECM)                  $1.50   $2.19           $5.25   $5.95
4th Quarter (Amex ECM)                  $1.88   $3.06           $5.00   $5.25


        The source of the above information comes from the American Stock Exchange for Amex quotes and the National Quotation Bureau, Inc. for EBB quotes. Such EBB quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions, and may not reflect actual transactions.

        Trading in the Common Stock has been limited and the above quotations may not represent the true value of the Common Stock.

        There are approximately 720 Common Stock holders. The Company did not pay any dividends in the last two years and does not intend to pay dividends in the foreseeable future. All available working capital will be used to meet the Company's expected growth.

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

Results of Operation

        The Company has been in research and development and early marketing phases. For the year ending December 31, 1994, it had no sales and incurred losses of ($1,569,980). For the year ending December 31, 1993, the Company had no sales and incurred losses of ($660,964), which included a writeoff of an additional $265,341 for fund raising costs and $153,261 of income associated with the reversal of liabilities of a liquidated subsidiary. After adjusting for these one time items, the Company's loss amounted to ($548,884). The continued losses have resulted primarily from employee wages, plant start-up, and funding costs, none of which have been capitalized as fixed assets. Management's efforts have been directed toward the commissioning and start up of its manufacturing facility in Las Vegas. (See Item 2 -- "Description of Property").

Plan of Operation

        The Company will not commence any sales of its liquid or dry mixed products until after its manufacturing plant has been completed and approved by the F.D.A. and U.S.D.A., as applicable. Currently, the Company is seeking to finalize all the required leases and equipment financing for its manufacturing facility, and expects to be commissioning this manufacturing facility in the second quarter of 1995. Manufacturing should commence after the completion of the commissioning process which could take approximately two months. Manufacturing of dry-mix products should commence during the second quarter of 1995.

        The plant is nearing completion and the Company has begun its marketing efforts.

Liquidity and Capital Resources

        At December 31, 1994 the Company had working capital of $1,354,684. Since that time, the Company has continued to incur losses. Following a private placement of equity securities in 1993, which raised net proceeds of $4,560,000, the Company concluded a private placement of its securities in November 1994, which was sold in units of $50,000 for 25,000 shares of Common Stock and warrants to purchase 12,500 shares of Common Stock for $3 per share. The gross proceeds from the Private Placement were $3,505,000 of which $3,100,000 was received by the Company; the balance was delivered to certain selling shareholders. In the Private Placement, the Company issued 1,547,975 shares of Common Stock and warrants to acquire up to 877,500 shares of the Company's Common Stock at an exercise price of $3 per share. The Company has the right to call such warrants at a call price of $0.10 per warrant, if at any time the current market price of the Company's Common Stock has been at least $4.00 per share for 30 consecutive days, ending within 15 days of the notice of such call. All unexercised and uncalled warrants will expire on November 30, 1996. The Company also issued to the Placement Agent and brokers in the Private Placement warrants to acquire 165,750 shares of the Company's Common Stock at an Exercise price of $2.40 per share. These warrants will expire in November 1999.

        The Company is currently seeking to raise up to $2.2 million (44 Units) in additional equity financing through another private placement (the "Second Private Placement"). The terms and conditions of the Second Private Placement are similar to the terms and conditions of the recently concluded Private Placement. Between January 1 and April 25, 1995, $1,377,500 has been raised from the Second Private Placement. At the Company's option and discretion, it may increase the amount to be raised in the Second Private Placement, close the Second Private Placement, or extend the Second Private Placement. There can be no assurances that the Company will be able to successfully complete the Second Private Placement or, if completed, that the Company would not require additional funds at a later date, which would involve dilution to the Company's existing shareholders.

        In each of the recent private placements, the securities were not registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from such registration.

        The Company is dependent on the commissioning and start up of its manufacturing plant in Las Vegas to continue in

        The Company is dependent on the commissioning and start up of its manufacturing plant in Las Vegas to continue in existence and expand operations. The Company believes, based upon the current anticipated commissioning date, the existing funds, funds to be raised in the Second Private Placement, and existing and proposed leases and equipment financing will allow it to complete its manufacturing facility. These funds, together with revenues from all other sources, including future operating revenues, will satisfy the Company's operating cash requirements for 1995. No assurance can be given as to when additional working capital will be required, or that additional working capital can be obtained, or, if obtainable, that the terms will be satisfactory to the Company, or that obtaining such working capital would not result in substantial dilution of stockholder's interests.

Item 7:  FINANCIAL STATEMENTS

        See the audited financial statements for the years ended December 31, 1994 and 1993.

Item 8: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        There were no changes or disagreements with the Accountants for the period ending 1994. In October 1993, the Company changed its independent public accounts to Arthur Andersen LLP. There were no disagreements with the prior independent public accountant who resigned to become the Company's Chief Financial Officer.

                                   PART III


Item 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT.

        The current directors and executive officers of the Company as are follows:

NAME                     AGE       POSITION
----                     ---       --------
Craig E. Nash             40       Chairman of the Board of Directors and
                                   Chief Executive Officer

Scott O. Nash             40       President and Vice Chairman of the Board of
                                   Directors

Christopher Demetree      31       National Account Executive and Director

Myles Cane                64       Director, Chairman of the Compensation
                                   Committee
                                   Member of the Audit Committee

Lee Allen Hooker          49       Director, Member of the Compensation
                                   Committee

Arthur M. Berkowitz       54       Director, Chairman of the Audit Committee
                                   Member of the Compensation Committee

Linda Carrick             41       Director, Member of the Audit Committee

Michael Tom               40       Chief Financial Officer

        Mr. Craig E. Nash has been Chairman of the Board of Directors and Chief Executive Officer of the Company since September 1991 and has held such positions or similar positions in its predecessors since February 1980. He also is the senior marketing executive of the Company. Mr. Nash has been fifteen years experience in pharmaceutical and food-products marketing. Mr. Nash attended the University of Southern California.

        Mr. Scott O. Nash has been President and Vice Chairman of the Board of Directors of the Comany since September 1991 and has held these or similar positions in its predecessors since February, 1980. Mr. Nash has fifteen years experience in pharmaceutical and food-products manufacturing and operations. Mr. Nash attended the University of Southern California. Messrs. Craig and Scott Nash are twin brothers.

        Chris Demetree has been a director of the Company since December 2, 1992 and prior to that a major investor in the Company. Mr. Demetree is currently the National Accounts Executive for Crown and prior to that was Vice President of Demetree Brothers, Inc., a Florida-based fully integrated property management and investment company, and was responsible for many aspects of the management of Demetree Brothers, Inc. His duties primarily included planning and developing real estate developments, including permits, sales pro formas and construction budgets. Mr. Demetree holds a B.S. degree in Industrial Management from Georgia Institute of Technology.

        Myles Cane became a director of the Company in February 1994. Mr. Cane is of Counsel with the law firm of Marcus Montgomery Wolfson and Burten P.C. of New York, New York. Mr. Cane has practiced law in various capacities for 38 years. He has a wide area of business experience and currently is or has been a member of the Board of Directors of several public and private corporations, and a member of the Boards of Directors of many not-for-profit corporations and foundations. He is, and for the last three years has served as, Chairman of the Board of Skidmore College in Saratoga Springs, New York. Mr. Cane attended Rutgers University until admission into law school at the University of Virginia where he received his LL.B.

        Lee Allen Hooker became a director of the Company in February 1994. Mr. Hooker is the owner and Chief Executive Officer of American Benefits Counselors/Hooker Associates, a brokerage firm for employee benefits to the healthcare industry. He has been involved with the medical industry for more than twenty-five years. Mr. Hooker holds a B.S. in Business Administration from Columbia Union College and an M.S. in Business Administration from Pepperdine University.

        Arthur M. Berkowitz became a director of the Company in June 1994. Mr. Berkowitz has been an agent for the Equitable Life Insurance Society of the United States for the past 17 years. He is currently a Benefits Consultant to many large corporations. Mr. Berkowitz was an engineer with The General Electric Company for 12 years. Mr. Berkowitz is a life member of the Million Dollar Round Table, a Director of the Philadelphia Friends of ALS, and comptroller of the Germantown Jewish Centre of Philadelphia. Mr. Berkowitz has a B.S. degree in Mathematics from St. Lawrence University and a B.Ae. and M.Ae. in Aeronautical Engineering from Rensselaer Polytechnic Institute.

        Linda Carrick became a director of the Company in June 1994. Ms. Carrick has been in the nursing field since 1975. She has been Clinical Director, Surgical Nursing for the Hospital of the University of Pennsylvania, where she also served as interim Vice President of Nursing. She is a member of several professional organizations, including the American Association of Critical Care Nursing, the Nursing Association, Association of Nurse Executives, and the American Society of Parenteral and Enteral Nutrition. She has also completed a Wharton Nurse Executive Fellowship. Ms. Carrick holds a B.S. degree in Nursng from Villanova University, and a M.S. degree in Surgical, Cardiovascular Nursing from The University of Pennsylvania, where she is a candidate for a Ph.D. in Healthcare Administration for completion in May 1995.

        Michael Tom has been the Controller of the Company since June 1993 and the Chief Financial Officer of the Company since June 1994. Prior to that he was an independent public accountant in private practice, of which Crown and its former subsidiaries had been clients from their inception to June 1993. Mr.
Tom has been a licensed Certified Public Accoountant for 16 years and was in private practice for 10 years. Prior to that he worked as a staff accountant for a number of firms and auditor for asset based lenders. Mr. Tom holds a B.S. degree in Accounting from San Diego State University and is a registered accountant in the State of California, and a licensed Certified Public Accountant.

        All Directors hold office until the next annual meeting of the shareholders and the election and qualification of their successors. Officers are elected annually and serve at the pleasure of the Board of Directors.

     Section 16 of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and any persons who own more than ten percent of the registered class of the Company's equity securities to file various reports with the Securities Exchange Commission and the American Stock Exchange concerning the holdings of and transactions in the common stock and other equity securities of the Company. Copies of these filings must be furnished to the Company. Based on the review of the copies of such forms furnished to the Company, and written representations from the Company's directors and executive officers, the Company does not believe that any such forms were not timely filed for 1994.

Item 10.  EXECUTIVE COMPENSATION

     No executive officer of the Company accrued remuneration in excess of $100,000 during 1994. The following table shows all remuneration accrued by the Chief Executive Officer and President during the fiscal years ended December 31, 1992, 1993, and 1994 for services in all capacities rendered to the Company and its subsidiaries.

                                  Annual Compensation           Long-Term Compensation
                                -----------------------       -------------------------
                                                                        Awards
                                                                        ------
                                                               Restricted    Securities
     Name and                               Other Annual         Stock       Underlying
Principal Position              Salary     Compensation(5)       Award         Options
------------------              ------     ---------------       -----         -------
Craig Nash             1994   $66,329            $0               $0                 0
Chief Exec. Officer    1993    24,904(1)          0                0(1)        768,028
                       1992    12,924(2)          0                0            24,000

Scott Nash             1994    57,223             0                0                 0
President              1993    28,735(3)          0                0(2)        768,029
                       1992    14,093(4)          0                0            16,000

(1) Includes 2,056,462 shares granted under Mr. Craig Nash's employment agreement with a nominal fair market value on the date of the employment agreement. All Common Stock issued to Craig Nash and Scott Nash were ascribed a nominal value by the Company and its investment adviser given the inherent uncertainty as to the ability of the Company to raise capital and continue in existence as of the dates such shares were issued. An additional 30,000 shares were also granted with a nominal fair market value at the date of grant and a fair market value of $86,250 at December 31, 1994 and such 30,000 shares vest 10,000 shares each on January 3, 1995, 1996 and 1997. All the shares are eligible to receive dividends.

(2) Includes 19,805 shares granted in lieu of compensation with a nominal fair market value on the date of grant.

(3) Includes 2,056,462 shares granted under Mr. Scott Nash's employment agreement with a nominal fair market value on the date of the employment agreement. An additional 30,000 shares were also granted with a nominal fair market value at the date of grant and a fair market value of $86,250 at December 31, 1994 and such 30,000 shares vest 10,000 shares each on January 3, 1995, 1996 and 1997. All the shares are eligible to receive dividends.

(4) Includes 115,200 shares granted in lieu of compensation at a nominal fair market value on the date of grant.

(5) The Company provided automobile allowances to certain of its employees, including certain persons who are executive officers of the Company, based upon the job requirements of each employee. No amounts with respect to the personal use of automobiles, if any, have been included in the above table. The Company has concluded that the aggregate amounts of such personal benefits which cannot be specifically or precisely ascertained, did not in any event exceed, as to any executive officer, either the lesser of $50,000 or 10% of his cash compensation for the last fiscal year, and that the information set forth in the foregoing table is not rendered materially misleading by virtue of the omission of the value of such personal benefits.

        The Company has established a bonus pool, whereby 10% of pre-tax profits will be made available to employees, with Craig Nash and Scott Nash in the aggregate being entitled to 50% of the bonus pool. The remainder of the pool will be allocated at the discretion of the Chief Executive Officer. Given that the Company has not yet generated pre-tax profits, no bonuses have been paid.

        In January 1993, the Company entered into five year employment agreements with Craig Nash and Scott Nash. They are currently receiving base salaries of $60,000 per annum, although such amounts may be increased at the discretion of the Board of Directors. The Company can terminate each such employment for cause on 90 days notice. If the individual is so terminated by the Company during the term of the employment agreement, he will receive certain termination compensation of up to two years of base salary and the immediate vesting of the stock per their respective employment agreements.

        Each of the executive officers and certain key employees have entered into a Confidentiality Agreement in which the individual agrees not to disclose, reveal or permit access to all or any portion of the "Confidential Information" as specified in the agreement.

        All other members of the Board of Directors, Myles Cane, Lee Allen Hooker, Arthur M. Berkowitz, and Linda Carrick, each received options to purchase 50,000 shares of common stock at exercise prices ranging from $1.275 to $1.38 per share. Of the options received, options to purchase 25,000 shares of common stock vested immediately and options to purchase 25,000 shares of common stock will vest on different schedules ranging between the thirteenth to the twenty-third month of their term.

        The following table gives certain information regarding options held on December 31, 1994.


                      Number of Securities Underlying      Value of Unexercised In-The
                       Unexercised Options at FY-End         Money Options at FY-End
                      -------------------------------      ---------------------------
Name of Individual    Exercisable      Unexercisable       Exercisable  Unexercisable
------------------    -----------      --------------      -----------  -------------
Craig Nash, CEO           768,028            -               $472,337         -
Scott Nash, President     768,029            -               $472,338         -

        No options were granted to or exercised by Craig Nash or Scott Nash during 1994.

Item 11.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS ANDF MANAGEMENT

        The following table sets forth certain information as of April 25, 1995 with respect to the beneficial ownership of the Company's Common Stock by all persons known by the Company to be the beneficial owners of more than 5% of any such outstanding classes, and by each director, and by all executive officers and directors as a group.

Name                                    Shares Held     Percentage
----                                    -----------     ----------
Craig Nash                              2,635,014         15.31%
Scott Nash                              2,656,276         15.43%
Michael Tom                               240,500          1.40%
Chris Demetree                            644,075          3.74%
Myles Cane                                 60,000           .35%
Lee Allen Hooker                           91,478           .53%
Arthur M. Berkowitz                       159,929           .93%
Linda Carrick                              72,750           .42%
Invesco North American Holdings         1,546,750          8.99%

All Executive Officers and
Directors as a Group                    6,560,022         38.11%

Item 12.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CRAIG AND SCOTT NASH

        Through the date of liquidation and dissolution of Roe Pharmaceuticals, Inc. ("Rose") in October 1993, the consolidated financial statements of Crown included net liabilities of Roe of $238,261. Of this amount, net liabilities of $85,000 were assumed by Messrs. Craig Nash and Scott Nash prior to dissolution in return for the issuance to each of 90,023 shares of common stock of Roe.

        In 1993, Craig Nash and Scott Nash borrowed $21,000 and $8,500, respectively, from the Company and repaid such amounts in March 1994 by transferring shares of the Company's common stock valued at $1.50 per share.
As of December 31, 1994, the Company had advanced funds to Craig Nash and Scott Nash. These advances were repaid by a one time salary increase granted to Craig Nash and Scott Nash of $15,000 and $5,000, respectively.

        Craig Nash and Scott Nash also guarantee certain indebtedness of the Company and have pledged a total of 500,000 shares of common stock of the Company to secure such guarantee. If the lender seizes such shares as a result of a default by the Company, the Company has agreed to replace such shares.

                                   PART IV


Item 13.  EXHIBITS AND REPORTS ON FORM 8-K

  (a) Exhibits (All previous filings on Form SB-2 have the same exhibit number and are incorporated by reference, See File No. 33-27602)

 3(c)   Certificate of Incorporation, as amended (1)
 3(b)   Bylaws, as amended (1)
 4(a) Form of Warrant Agreement, including Form of Warrant, for private placement investors (1)
 4(c)   Specimen of Common Stock Certificate of Registrant (2)
10(a)   1992 Stock Option Plan (8)*
10(b)   Employment Agreement with Craig Nash (3)*
10(c)   Employment Agreement with Scott Nash (3)*
10(d)   Employment Agreement with Christopher Demetree (3)*
10(e)   Employment Agreement with Lillie Thomas (3)*
10(f)   Employment Agreement with Lawrence Loman (3)*
10(g)   Employment Agreement with Michael Tom (3)*
10(h)   Lease for Las Vegas, Nevada (2)
10(i)   Proposal with General Electric Corporation (2)
10(j)   Agreement with NME (2)
10(k)   Agreements with COHr/Purchase Connection (2)
10(l)   First Security Bank Loan Commitment (6)
10(m)   Employment Agreement with Brent Coeur-Barron (7)*
10(n)   Consulting Agreement (7)
10(o)   Consulting Agreement with Microcap Consulting and Communications (7)
10(p)   SBA Loan Commitment (7)
10(q)   R.K. Grace & Company Investment Banking Agreement (7)
22      Subsidiaries:  None
  (c)   Form 8(K) filed pursuant to Rule 135(c) March 9, 1995

*       Management Compensation Contract or Plan

(1)     Filed herewith

(2) Previously filed in connection with the Registrant's Registration Statement on Form SB-2, File No. 33-72912.

(3) Previously filed as an exhibit to the Form 10-KSB for the fiscal year ended December 31, 1992.

(6) Previously filed as an exhibit to the Form 10-KSB for the fiscal year ended June 30, 1994.

(7) Previously filed as an exhibit to the Form 10-KSB for the fiscal year ended December 31, 1994.

(8) Previously filed as an exhibit to the Form 8-K of the Registrant filed September 24, 1991.

                                  SIGNATURES


        Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CROWN LABORATORIES, INC.


Date: April 29, 1995                     By: Craig E. Nash
                                             ----------------------------------
                                             Craig E. Nash
                                             Chief Executive Officer
                                             Chairman of the Board of Directors

        Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Craig E. Nash                          Chairman of the Board Directors            April 29, 1995
----------------------------------     Chief Executive Officer
Craig E. Nash                          (Principal Executive Officer)

Scott O. Nash                          Vice Chairman of the Board of Directors    April 29, 1995
----------------------------------     President
Scott O. Nash

Michael Tom                            Chief Financial Officer                    April 29, 1995
----------------------------------     (Principal Accounting Officer)
Michael Tom

                                       Director                                   April   , 1995
----------------------------------
Christopher Demetree

Myles Cane                             Director                                   April 29, 1995
----------------------------------
Myles Cane

                                       Director                                   April   , 1995
----------------------------------
Lee Allen Hooker

Arthur M. Berkowitz                    Director                                   April 29, 1995
----------------------------------
Arthur M. Berkowitz

                                       Director                                   April   , 1995
----------------------------------
Linda Carrick

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Shareholders of Crown Laboratories, Inc.:

We have audited the accompanying consolidated balance sheets of Crown Laboratories, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company and its predecessors have been engaged in the sale of proprietary medical nutritional dry-mix and liquid products. However, for the past two years, the Company has been engaged in constructing its own manufacturing facility and had no sales. Note 1 to the consolidated financial statements contains a description of the Company's expectations about future operations.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crown Laboratories, Inc. and subsidiaries as of December 31, 1994 and 1993 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                   ARTHUR ANDERSEN LLP

New York, New York
March 28, 1995



                                      F1

                           CROWN LABORATORIES, INC.

                         CONSOLIDATED BALANCE SHEETS

                          DECEMBER 31, 1994 AND 1993


                                                                        1994            1993
                                                                     ----------      ----------
                             ASSETS
CURRENT ASSETS
Cash and cash equivalents                                            $1,826,935      $2,827,412
Employee and officer advances                                             5,445          30,550
Inventory                                                                 1,588           9,047
Prepaid expenses                                                         62,866           --
                                                                     ----------      ----------
  Total current assets                                                1,896,834       2,867,009

PROPERTY AND EQUIPMENT
Leashold improvements                                                   886,424          12,500
Equipment                                                             2,418,946          37,152
                                                                     ----------      ----------
                                                                      3,305,370          49,652
Accumulated Depreciation                                                (38,284)        (28,852)
                                                                     ----------      ----------
Net Property and Equipment                                            3,269,086          20,800

DEPOSITS                                                                899,124         991,858
                                                                     ----------      ----------
    Total assets                                                     $6,065,044      $3,879,667
                                                                     ==========      ==========

            LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of long-term and capital lease liabilities        $  298,320      $    --
Accounts payable and accrued expenses                                   243,830         207,477
Loans payable                                                             --            110,000
                                                                     ----------      ----------
    Total current liabilities                                           542,150         317,477

LONG-TERM DEBT & CAPITAL LEASE LIABLITIES                               813,431           --

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock - $0.001 par value; 5,000,000
  shares authorized; none outstanding
Common Stock - $0.001 par value;
  50,000,000 shares authorized; 11,840,941
  and 10,081,384 shares outstanding in 1994
  and 1993, respectively                                                 11,841          10,081
Additional paid-in capital                                            8,653,500       5,938,007
Accumulated deficit                                                  (3,955,878)     (2,385,898)
                                                                     ----------      ----------
    Total shareholders' equity                                        4,709,463       3,562,190
                                                                     ----------      ----------
    Total liabilities and shareholders' equity                       $6,065,044      $3,879,667
                                                                     ==========      ==========





                                      F2

                           CROWN LABORATORIES, INC.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993



                                                        1994            1995
                                                     -----------      ---------
SALES                                                       -              -

COST OF SALES                                               -              -

GENERAL AND ADMINISTRATIVE EXPENSES                    1,600,943        539,571
                                                     -----------      ---------
    Loss from operations                              (1,600,943)      (539,571)

OTHER INCOME (EXPENSE)
    Write off of unsuccessful fundraising
      related costs                                         -          (265,341)
    Interest expense                                     (41,039)       (40,392)
    Rental income                                         25,800
    Interest income                                       46,202         31,079
    Reversal of net liabilities of liquidated
      subsidiary (note 2)                                   -           153,261
                                                     -----------      ---------
    Loss before income taxes                          (1,569,979)      (660,964)

INCOME TAX PROVISION                                        -              -
                                                     -----------      ---------
    NET LOSS                                         ($1,569,979)     ($660,964)
                                                     ===========      =========
NET LOSS PER SHARE                                        ($0.15)        ($0.09)
                                                     ===========      =========

WEIGHTED AVERAGE NUMBER OF COMMON
AND COMMON EQUIVALENT SHARES
OUTSTANDING                                           10,492,664      7,581,200
                                                     ===========      =========


       The accompanying notes to consolidated financial statements are an integral part of these financial statements.



                                      F3

                           CROWN LABORATORIES, INC.
                       STATEMENT OF SHAREHOLDERS' EQUITY
                     FOR THE YEAR ENDED DECEMBER 31, 1994


                                               Shares of                    Additional Paid-   Accumulated
                                              Common Stock    Common Stock     in Capital        Deficit          Total
                                              ------------    ------------  ----------------   -----------     -----------
Balance Dec. 31, 1993                          10,081,384       $10,081        $5,938,007      ($2,385,898)    $ 3,562,190

Option shares issued to key
employees for employment
agreements                                          6,000             6               (6)             -               -

Option shares issued to
merchants for services rendered                   196,439           196            48,675             -             48,871

Repurchase and cancellation of
shares received from Craig Nash
and Scott Nash                                    (19,733)          (20)          (29,580)            -            (29,600)

Shares issued under private
placement                                       1,576,851         1,578         2,696,404             -          2,697,982

Losses for the year ended
December 31, 1994                                    -             -                 -          (1,569,980)     (1,569,980)
                                               ----------       -------        ----------      -----------     -----------
Balance Dec. 31, 1994                          11,840,941       $11,841        $8,653,500      ($3,955,878)    $ 4,709,463
                                               ==========       =======        ==========      ===========     ===========



            The accompanying notes to the financial statements are
                an integral part of these financial statements.

                                      F4

                           CROWN LABORATORIES, INC.

                      STATEMENT OF SHAREHOLDERS' EQUITY

                    FOR THE YEAR ENDED DECEMBER 31, 1993

<Captions>
                                             Shares of Common      Common       Additional Paid-in      Accumulated         Total
                                                   Stock            Stock             Capital             Deficit
                                             ----------------      -------      ------------------     ------------       ---------
Balance Dec. 31, 1992                            1,127,924         $ 1,127           $1,034,322         ($1,724,834)      ($689,485)

Shares issued to employees pursuant
  to employment agreements                       4,232,824           4,232                1,380               -               5,010

Issuance of shares under Private
  Placement                                      3,376,020           3,377            4,527,250               -           4,530,033

Shares issued to consultatns for
  services rendered                                607,037             608               80,098               -              80,707

Shares issued in connection with
  the exercise of options                          454,278             454              182,727               -             193,181

Shares issued to shareholder pursuant to
  anti-dilutiion agreement which has
  now been canceled                                156,918             157                 (157)              -                -

Shares issued to shareholder in connection
  with the assumption of certain liabilities       113,448             114               84,886               -              85,000

Shares issued in connection with
  conversion of debt                                18,350              19               29,981               -              30,000

Repurchases and cancellation of shares              (7,321)             (7)             (18,493)              -             (18,500)

Net loss for the period                                                                                    (680,904)       (680,904)
                                                ----------         -------           ----------         -----------      ----------
Balance Dec. 31, 1993                           10,081,384         $10,081           $5,938,007         ($2,385,698)     $3,582,190
                                                ==========         =======           ==========         ===========      ==========

              The accompanying notes to the financial statements are an integral part of these financial statements.

                                      F5

                           CROWN LABORATORIES, INC.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993



                                                                         1994             1993
                                                                      ----------       ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                             ($1,569,980)     ($  660,964)
Add (deduct) items not impacting cash --
  Depreciation and amortization                                            7,740            7,431
  Write-off of previously deferred financing and
    registration related costs                                             --              94,741
  Expenses satisfied through issuances of stock                            --              92,325

  (Increases) decreases in assets --
  Accounts receivable and advances due from officers                      25,105          (27,421)
  Inventory                                                                7,459             (116)
  Prepaid expenses                                                       (62,866)          45,364

  Increases (decreases) in liabilities --
  Accounts payable and accrued expenses                                    36,35         (335,046)
                                                                      ----------       ----------
Total cash (used) in operating activities                             (1,556,189)        (783,686)
                                                                      ----------       ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Increase in leasehold improvements & equipment                      (2,359,866)         (12,500)
  Deposits on equipment purchases                                         92,426         (991,858)
                                                                      ----------       ----------
Total cash (used) in investing activities                             (2,267,440)      (1,004,358)
                                                                      ----------       ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of loans payable                                              286,650            --
  Repayment of loans payable                                            (180,751)         (90,000)
  Prior period of adjustment                                              56,520            --
  Issuance of shares                                                      48,871           30,000
  Settlement of debt                                                       --             (30,000)
  Settlement of Roe debt                                                   --             (82,000)
  Issuance of shares                                                       --              85,000
  Repurchase of common stock                                             (29,600)         (18,500)
  Proceeds from issuance of common shares and
    exercise of stock options                                          3,194,144        4,723,814
  Increase in fundraising costs                                         (552,682)           --
                                                                      ----------       ----------
Total cash provided by financing activities                            2,823,152        4,618,314
                                                                      ----------       ----------
Net increase (decrease) in cash and cash equivalents                  (1,000,477)       2,830,270
Cash and cash equivalents, beginning of period                         2,827,412           (2,858)
                                                                      ----------       ----------
Cash and cash equivalents, end of period                              $1,826,935       $2,827,412
                                                                      ==========       ==========





                                      F6

                           CROWN LABORATORIES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1994 and 1993


1.      BACKGROUND AND ORGANIZATION

Crown Laboratories, Inc. (the "Company" or "Crown"), was incorporated in February 23, 1989 as Industrialistics, Inc. In April 1989, Roe Pharmaceutical Company ("Roe") acquired 95% of the outstanding shares of the common stock of Industrialistics, Inc. In September 1991, Roe exchanged all of its shares of common stock of Industrialistics, Inc. for all the outstanding common stock of Roe. In November 1991, Industrialistics, Inc. changed its name to Crown Laboratories, Inc. Roe was dissolved in October 1993. For accounting purposes, the Company's financial statements reflect the carryover of Roe and its predecessor's bases in assets and liabilities as of the date that Crown acquired Roe.

Since inception, the Company and its predecessors have been engaged in reserach and development of prorprietary medical nutritional dry-mix and liquid products to be sold primarily to nursing homes and hospitals. Hostorically, the Company's business was based substantially on dry-mix products. In order to assure a dependable supply of its liquid and dry-mix products at a competitive price, management determined that the Company should acquire equipment and operate its own manufacturing facility. The Company is currently building a manufacturing facility to produce the above products.

Crown Laboratories, Inc. anticipates it will begin manufacturing its line of dry mix adult nutritional and specialty dietary products in April 1995. The equipment necessary to manufacture the Company's proprietary line of aseptic liquid products has been received, and manufacturing will begin upon completion of the commissioning of the equipment. The commissioning process is expected to begin by the second quarter of 1995. The commissioning process could take approximately two months. The purchased equipment has been manufactured to the F.D.A. regulatory specifications for aseptic packaging and processing equipment. Commissioning of the equipment is required by the U.S. Food and Drug Administration.

There were no sales for fiscal 1994 or fiscal 1993. During 1993, the Company raised approximately $5,000,000 in private placement equity financing, before related costs of approximately $440,000 (which for accounting purposes were charged to additional paid in capital, as a reduction of the proceeds received). The Company also charged to expense during 1993, $265,341 of costs incurred for previous unsuccessful fund raising efforts.

The Company concluded another private placement of equity securities in November 1994, which was sold in units of $50,000 for 25,000 shares of common stock and warrants to purchase 12,500 shares of common stock for $3 per share. In this Private Placement, the Company raised an additional $3,100,000 in equity financing after subtracting selling shareholders proceeds, and before related offering costs of approximately $425,000 and issued 1,547,975 shares and warrants to acquire 877,500 shares of the Company's common stock at $3.00 per share (see note 6). In addition, the Company issued to the Placement Agent and brokers warrants to acquire 165,750 shares of the Company's common stock at a price of $2.40 per share.

The Company has leased a manufacturing and office facility and purchased, leased and commited to lease approximately $7.0 million of production equipment and leasehold improvements, representing all the equipment and leasehold improvements necessary to commence operations. As of December 31, 1994, the Company paid $3.1 million in cash for $5.5 million in production equipment and leasehold improvements (refer to note 3 for lease commitments).

                                      F7

The Company and its operations are subject to the various risks inherent in the start-up and development of a new business enterprise. The operating history of the Company is limited. There can be no assurance the Company will be able to produce its products and operate profitably. Competitors of the Company have substantially greater resources than the Company. The Company may require further financial resources. The Company will not have sales until the Las Vegas manufacturing facility is complete and operational.

The Company regards the formulations of its products to be proprietary, but presently it has no patent or other protective rights. The Company is studying and evaluating the need and costs associated with patents and other protective rights. Currently, the Company exerts substantial efforts to protect trade secrets and to keep formulas and related process know-how confidential. However, there can be no assurance it will be successful in these efforts. The Company has filed to register its trademark.

2.      SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
At the date of Roe's dissolution in October 1993, the consolidated financial statements of Crown included net liabilities of Roe of $238,261. Of this amount, net liabilities of $85,000 were assumed by Messrs. Craig Nash and Scott Nash prior to dissolution in return for the issuance to each of 90,023 shares of common stock of Roe. Pursuant to the reorganization and disclosure document dated September 20, 1991, Crown exchanged 113,448 shares of common stock of Crown for the 180,046 shares of common stock of Roe held by Messrs. Craig Nash and Scott Nash. The assumption of $85,000 of liabilities has been reflected in 1993 as an increase to Crown's stockholder equity. Crown has been advised by its legal counsel that it is possible, although highly unlikely, that Crown would be responsible for the debts of Roe. Crown has substantial defenses against such actions. Accordingly, the remaining Roe liabilities have been written off and are reflected as other income of $153,261 in the consolidated statement of loss for the year ended December 31, 1993.

The Company is studying both the feasibility and financing of constructing an additional manufacturing facility in Puerto Rico. This facility would be much smaller and would be responsible for all dry blending. Raw materials and labor are less expensive in Puerto Rico than in Las Vegas, Nevada, and will result in a lower cost of manufacturing. The Company would be eligible for employee tax credits and grants from the Puerto Rican government to cover moving costs and leasehold improvements. In order to qualify for these tax credits, the Company has arranged for the incorporation of this subsidiary in Puerto Rico, which has not yet been capitalized, and would attempt to raise up to $6 million in such subsidiary on terms and conditions acceptable to the Company. One possibility being considered is that the Company would issue shares of convertible preferred Stock. Through December 31, 1994, the Company had incurred and expensed $49,018 relating to these efforts.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include highly liquid investments with original maturity dates of three months or less at the date of purchase.

                                      F8

Inventory
Inventory is stated at the lower cost or market using the first-in first-out method of accounting. At December 31, 1994 and 1993, inventory consisted of the following:

<Captions>
                                           1994             1993
                                          ------           ------
          Raw Materials                   $1,588           $6,359
          Work in Progress                     0            2,575
          Finished Goods                       0              113
                                          ------           ------
          Inventory                       $1,588           $9,047
                                          ------           ------

Property and Equipment
Property and equipment are stated at historical cost. Depreciation and amortization are recorded using the straight line method over the estimated useful lives of assets which are generally five years. Recently acquired equipment and improvements for the new production facility will not be depreciated until production begins. The Company only capitalizes those costs directly related to the equipment and has not capitalized any management, executive or overhead costs. Such costs are charged to expense as they are incurred. At December 31, 1994 and 1993 property and equipment included the following:

<Captions>
                                           1994             1993
                                        ----------         -------
          Leasehold Improvements        $  886,424         $12,500
          Equipment                      2,418,946          37,152
                                        ----------         -------
                                         3,305,370          49,652
          Accumulated Depreciation         (36,284)        (28,852)
                                        ----------         -------
          Net Property and Equipment    $3,269,086         $20,800
                                        ----------         -------


As of February 28, 1995, property and equipment has increased from $3,305,370 to $6,043,094. Long term debt has increased by $1,750,000, which includes the SBA loan for $750,000 and a $1,000,000 loan from Standard Chartered Bank for the filler, which are both discussed in Note 10.

Income Taxes
The Company has operated at a loss since inception and has a net loss carryforward of $3,955,878 as of December 31, 1994. Roe had a substantial net operating loss carryforward at the time of dissolution. The Company is researching the availability of such net operating losses to the Company. The availability of all loss carryforwards may be limited as a result of changes in shareholders and certain elections made by the Company. For accounting purposes the Company has provided a full valuation allowance for these loss carryforwards and has not established a deferred tax asset.

Presentation of Share Data
On January 16, 1993, the Company declared a 2.5:1 reverse split of its then outstanding shares of common stock. A second 2.5:1 reverse split was also declared on July 26, 1993 of its then outstanding shares of common stock. All shares and per share amounts and shareholder equity accounts have been restated to give effect to these reverse stock splits as if such reverse stock splits had occurred on January 1, 1993.

Earnings Per Share
Earnings per share of common stock and common stock equivalents have been computed using the weighted average number of shares of common stock outstanding as adjusted to reflect shares issued to executives pursuant to employment agreements and options as if such shares had been issued effective January 1, 1993. The dilutive effect, if any, of common stock equivalents assumed to be outstanding during the period have also been considered in computing earnings per share. Since the inclusion of the

                                      F9
options results in a decreased loss on a per share basis, the options were not included in computing earnings per share. All earning per share amounts have been adjusted to give effect to the reverse stock splits described above. Since the date of their issuances, the Company's outstanding warrants have not been dilutive for the purposes of the earnings per share computation.

Supplemental Statement of Cash Flows Information
The following information supplements the statement of cash flows for the years ended December 31, 1994 and 1993.


                                                            1994         1993
                                                          --------      -------
Interest Paid                                             $ 41,039      $40,392
Income Taxes                                              $      0            0
Assets acquired through capital lease financing           $895,852      $     0


3.  Long-term Debt and Capital Lease Liabilities


                                                   Collateral      12-31-94      12-31-93
                                                   ----------      --------      --------
First Security Bank of Nevada -
Guaranteed by Messrs. Craig and Scott Nash
Monthly payments of $8,430 for 84 months
ending December 2002 (see note 10)                  unsecured      $503,982      $      0

General Electric Capital Corporation -
Guaranteed by Messrs. Craig and Scott Nash
Monthly lease payments of $11,100 for 60 months
ending July 1999. Original balance $514,605         Processor       476,163             0

MCBA, Inc. -
Monthly lease payments of $3,401 for 36 months
ending June 1997. Original balance $109,000          Software        84,639             0

Memorex-Telex -
Monthly lease payments of $1,396 for 36 months
ending June 1997. Original balance $35,727           Computer        31,429             0

Sprint/North Leasing
Monthly lease payments of $533 for 36 months
ending August 1997.                                 Telephone        15,538             0

Sterling Casualty Insurance Company -
Due in February 1994 and paid off                   Unsecured             0       110,000
                                                                   --------      --------
                                                                  1,111,751       110,000
Less: current portion                                               298,320       110,000
                                                                   --------      --------
Long-term debt net of current portion:                             $813,431      $      0
                                                                   ========      ========



The amounts due under the lease obligations are net of interest expense.

                                     F10

Capital lease liabilities and long-term debt as of December 31, 1994 are payable as follows:

              1995                           $  289,860
              1996                              298,320
              1997                              267,406
              1998                              234,360
              1999                              178,860
              Thereafter                        210,780
                                             ----------
                                              1,479,586
        Less amount representing interest       367,835
                                             ----------
                                             $1,111,751
                                             ==========

4.      Management Employment Contracts

                                                       Shares of
Employee                Date    Term      Salary      Common Stock    Options
Craig Nash              1/93   5 years   $60,000 (1)  2,086,462 (6)

Scott Nash              1/93   5 years   $60,000 (1)  2,086,462 (6)

Christopher Demetree    1/93   5 years   $60,000 (2)    288,000 (7)

Michael Tom             6/93   5 years   $60,000 (3)    180,000 (8)

Brent Coeur-Barron      8/94   5 years   $60,000 (3)    100,000 (9)  125,000 (9)

Larry Rosenthal        12/93   5 years   $54,000 (3)     66,000(10)

Lawrence Loman          1/93   5 years   $66,000 (4)    146,000(11)

Lillie Thomas           1/93   5 years   $46,000 (5)    146,000(11)

Jim Doerr               6/94   5 years   $55,000(13)                  50,000(12)

 (1) Base salary increases as follows: January 1, 1995 - $70,000; January 1, 1996 - $90,000; January 1, 1997 - $110,000. Employee is entitled to severance compensation of twenty-four months of base pay unless terminated voluntarily or for cause. The employee has agreed to waive pay increases over the $60,000 base pay until 90 days after the Company is shipping.

 (2) Base salary increases as follows: January 1, 1995 - $60,000; January 1, 1996 - $70,000; January 1, 1997 - $80,000. Employee is entitled to severance compensation of twenty-four months of base pay unless terminated voluntarily or for cause.

 (3) Base salary is subject to review after January 1, 1995. Mr. Brent Coeur-Barron is entitled to severance compensation of three months of base pay unless terminated voluntarily or for cause. Mr. Lawrence Rosenthal is entitled to severance compensation of six months of base pay unless terminated voluntarily or for cause. The Mr. Michael Tom has agreed to waive pay increases over the $60,000 base pay until 90 days after the Company is shipping.


                                     F11

 (4) Base salary increases as follows: January 1, 1995 - $66,000; January 1, 1996 - $70,000; January 1, 1997 - $75,000. Employee is entitled to severance compensation of twelve months of base pay unless terminated voluntarily or for cause.

 (5) Base salary increases as follows: January 1, 1995 - $46,000; January 1, 1996 - $46,000; January 1, 1997 - $52,000. Employee is entitled to severance compensation of six months of base pay unless terminated voluntarily or for cause.

 (6) 2,056,462 shares are fully vested. The remaining shares are subject to forfeiture upon termination of employment voluntarily or with cause and will fully vest as follows: January 3, 1995 - 10,000 shares; January 3, 1996 - 10,000 shares; January 3, 1997 - 10,000.

 (7) 264,000 shares are fully vested. The remaining shares are subject to forfeiture upon termination of employment voluntarily or with cause and will fully vest as follows: June 18, 1995 - 8,000; June 18, 1996 - 8,000 shares; June 18, 1997 - 8,000 shares.

 (8) 90,000 shares are fully vested; the remaining shares are subject to forfeiture upon termination of employment voluntarily or with cause and fully vest as follows: June 26, 1995 - 36,000 shares; June 26, 1996 - 36,000 shares; June 26, 1997 - 18,000 shares.

 (9) 20,000 shares are fully vested; the remaining shares are subject to forfeiture upon termination of employment voluntarily or with cause and fully vest as follows: August 31, 1995 - 16,000 shares; August 31, 1996
        - 16,000 shares; August 31, 1997 - 16,000 shares; August 31, 1998 -
        16,000 shares; August 31, 1999 - 16,000 shares. Options to purchase 25,000 shares at $1.70 per shares are fully vested (fair market value at the date of issuance); the remaining options are subject to forfeiture upon termination of employment voluntarily or with cause and vest as follows: August 31, 1995 - 20,000 shares; August 31, 1996 - 20,000 shares; August 31, 1997 - 20,000; August 31, 1998 - 20,000 shares;
        August 31, 1999 - 20,000 shares.

(10) 30,000 shares are fully vested; the remaining shares are subject to forfeiture upon termination of employment voluntarily or with cause and fully vest as follows: December 7, 1994 - 6,000 shares; December 7, 1995 - 12,000 shares; December 7, 1996 - 12,000 shares; December 7, 1998 - 6,000 shares.

(11) 134,000 shares are fully vested; the remaining shares are subject to forfeiture upon termination of employment voluntarily or with cause and fully vest as follows; January 1, 1995 - 4,000 shares; January 1, 1996
        - 4,000 shares; January 1, 1997 - 4,000 shares.

(12) Options to purchase shares of common stock at $1.50 per share (fair market value at the date of issuance); are subject to forfeiture upon termination of employment or with cause and vest as follows: June 15, 1995 - 10,000 shares; June 15, 1996 - 10,000 shares; June 15, 1997 -
        10,000 shares; June 15, 1998 - 10,000 shares; June 15, 1999 - 10,000 shares. Forfeiture provisions do not apply if termination is voluntary or without cause.

(13)    Base salary increase as follows: June 15, 1995 - $59,000; June 15, 1996
        - $65,000; June 15, 1997 - $69,000; June 15, 1998 - $76,000.  Employee
        is entitled to severance compensation of three months of base pay unless terminated voluntarily or without cause.


                                     F12

With the exception of the shares given to Mr. Brent Coeur-Barron, all common stock issued to employees were ascribed a nominal value by the Company and its investment adviser given the inherent uncertainty as to the ability of the Company to raise capital and continue in existence as of the dates such shares were issued. Mr. Coeur-Barron's shares have been valued at $0.85, the cost of which is being recognized over the vesting period of such shares.

Each of the above employment agreements prohibit the individual from directly or indirectly competing with the Company for a period of three years after separation from the Company, and binds the individual to certain confidentiality agreements.

In connection with the employment agreements described above, the Company has an obligation to make minimum cash payments of $523,000 for 1995, $627,000 for 1996, $705,000 for 1997, $717,500 for 1998, and $721,000 for 1999.

In the first quarter of 1994, 114,934 shares of common stock were issued to three consultants for service contracts. The equivalent fair value of these shares will be expensed as they are earned throughout the contract periods. One contract covers a two year period: 79,000 shares will be earned at the rate of 3,292 shares per month beginning Juner 1994. During this quarter, the equivalent value of 9,876 common shares of stock was expensed at $.75 per share (50% of fair market value on the date of agreement). Such value is based upon an opinion the Company received from its investment advisor and primarily differs from the asking price as a result of restrictions. Another consultant received 31,934 common shares of which the equivalent value of 1,934 shares was expensed in the quarter ended June 30, 1994 for services rendered. The consultant returned the balance of 30,000 shares to the Company. The balance of 4,000 shares having an equivalent value of $3,000, was completely expensed in 1994, the period in which the services were performed.

The Company has established a bonus pool, whereby 10% of pre-tax profits will be made available to employees, with Craig and Scott Nash in the aggregate being entitled to 50% of the bonus pool. The remainder of the pool will be allocated at the discretion of the Chief Executive Officer. Given that the Company has not yet generated pre-tax profits, no bonuses have been paid.

5.  1992 Stock Option Plan

In December 1992, the Company adopted the 1992 Stock Option Plan (the "Plan"). The Plan provides for the granting of non-statutory stock options or incentive stock options to certain key employees to purchase up to an aggregate of 2,100,000 shares of Common Stock. The option price per share for non-statutory options must be at least 85% of the fair market value on the date of grant.
The Stock Option Plan terminates in 2002.

Options are not transferable under the Plan and terminate within specified periods of time after termination of an optionee's employment.

                                     F13

On November 18, 1993, options to purchase 2,100,000 shares of the Company's common stock were granted to the Company's employees in the amount listed below. These options have an exercise price of $1.275 and are fully vested. All 2,100,000 options expire in 2003.


                Name                         Number of Options
                ----                         -----------------
                Craig Nash                        768,028
                Scott Nash                        768,029
                Christopher Demetree              258,910
                Michael Tom                       225,033
                Lawrence Loman                     40,000
                Lillie Thomas                      40,000


6.  Other Stock Options and Warrants

As of December 31, 1994, the Company had granted the following options to purchase 1,131,503 shares of its common stock at the following exercise prices:


                                                                      # shares subject to    date of
                                                                            forfeiture       vesting
        260,000   shares at $1.275 per share through June 1997                50,000          1-96
        246,503   shares at $1.65 per share through August 1998                -0-
         50,000   shares at $1.50 per share through June 1999                  -0-
        125,000   shares at $1.70 per share through September 1999             -0-
        100,000   shares at $1.38 per share through June 29, 1999             50,000          5-96
        200,000   shares at $1.75 per share through September 24,1999        200,000        see below


The options to purchase 200,000 shares of common stock at $1.75 per share has been granted to a marketing consultant. The vesting of these options are based on various levels of performance as per the marketing agreement.

In connection with the private placement of 1,547,975 shares of the Company's common stock in November 1994, the Company issued warrants to acquire 877,500 shares of the Company's common stock at an exercise price of $3.00 per share. The Company has the right to call such warrants at a call price of $.10 per warrant, if at any time the current market price of the Company's common stock has been at least $4.00 per share for 30 consecutive days, ending within 15 days of the notice of such call. All unexercised and uncalled warrants will expire on November 30, 1996. The Company also issued to its placement agent and brokers warrants to acquire 165,750 shares of the Company's common stock at an exercise price of $2.40 per share. These warrants will expire on November 30, 1999.

7.  Preferred Stock and Potential Anti-Takeover Rights

The Company is authorized to issue 5,000,000 shares of $0.001 par value preferred stock with the rights, preferences, privileges and restrictions thereof to be determined by the board of directors of the Company. Preferred stock can be issued without the vote of holders of common stock. Rights could be granted to the holders of preferred stock that could reduce the attractiveness of the Company as a potential takeover target, make the removal of management more difficult, or adversely impact the rights of holders of common stock. No preferred stock is currently outstanding, and there are no present plans for the issuance of any shares of preferred stock.

                                     F14

The Company's Certificate of Incorporation contains certain provisions designed to require a beneficial owner of over 25% of the common stock to comply with certain provisions regarding transactions with the Company and membership on the board of directors, or pay certain prices (usually the highest price per share paid) for the Company's stock in certain business combinations involving the beneficial owner. These provisions are in addition to those provided by Delaware law.

8.      Dividend Policy

Since its inception, the Company has not generated any earnings and has not paid any dividends on its common stock. Payment of future dividends, if any, will be determined by the Company's Board of Directors based upon a number of considerations, including the Company's financial condition, capital requirements, cash flow, profitability, business outlook, contractual restrictions and other factors. In the foreseeable future, the Company intends to retain all of its earnings to finance the development and expansion of its business.

9.      Commitments and Contingencies

The Company has entered into a five year lease for its Las Vegas manufacturing facility, which requires monthly payments of $25,080, subject to escalation commencing in September of 1995. Additionally, the Company has entered into other operating leases for office equipment, which generally range between three and five years. During 1994, the Company paid $100,320 in lease payments for the building. Minimum payments due under all operating leases and the building are as follows:

                1995                                 $300,960
                1996                                 $300,960
                1997                                 $300,960
                1998                                 $300,960
                1999                                 $200,640


As of December 31, 1994, the Company had entered into agreements to purchase $5.5 million of equipment of which $3.1 million has been paid.

In 1990, the Company entered into a five-year brokerage agreement with International Marketing and Sales ("IMS") to act as exclusive sales broker for an anticipated significant customer. Under such agreement, IMS is entitled to receive commissions of 2% to 5% and up to 37,806 shares of the Company's common stock if certain sales levels are achieved.

The Company is negotiating with various parties to enter into consulting arrangements. The Company will compensate consultants either in cash, shares of common stock, or a combination thereof.

A significant portion of the Company's outstanding common shares have been issued with registration rights, which will require the Company to pay for the costs of any registration processing.

The Company has been subject to routine business litigation. Currently, the Company has three matters pending which the Company does not consider to be routine:

Crown v. Swinney et al. was filed by the Company in March 1994, in the District Court for the State of Nevada, concerning the attempt of a shareholder to sell unregistered securities of the Company by public sale. The Company has obtained a temporary restraining order preventing the sale which has been in effect since March 1994. A hearing has been held, and this matter is currently pending decision of the Court. The

                                     F15

Company believes that it will prevail in this matter and the liability of the Company, if any, would be limited to attorneys fees for the defendant.

        Zananiri v. Crown et al. was a lawsuit filed by Mr. Zananiri in April, 1994 in California Superior Court alleging fraud and "alter ego" arising from a debt of Roe Pharmaceutical Co., a discontinued subsidiary of the Company, which was personally guaranteed by Craig Nash. The Company expects to file a Motion for Summary Judgment, since the underlying debt has been fully satisfied by Mr. Nash. The Company believes it will prevail and will have no liability in this action.

        Crown v. Antretter et al. was filed in Federal District Court in the State of Nevada by the Company in November 1994 seeking an injunction and damages concerning the disclosure of non-public material information, misinformation and omission of material fact by Mr. Antretter, a former director and former investment banker of the Company, selectively to his clients and broker dealers. These communications were not authorized by the Company, and were in direct violation of the agreements Mr. Antretter has with the Company. The Company's request for a temporary injunction was denied. However, the Court reserved the right to reconsider a preliminary injunction if Mr. Antretter continued to breach his agreement or made any other disclosures. Mr. Antretter filed a Motion to Dismiss, which on March 10, 1995, the Court dismissed and treated as a Motion to Amend. Crown will file an amended complaint to further support its allegations and quantify its damages. The Company believes that it will prevail on the merits.

OTHER LEGAL MATTERS

        John D. Kaweske is associated with R.K. Grace and Company, the current investment banker of the Company. He was also the former partner of John Antretter, the former investment banker of the Company. John D. Kaweske has informed the Company that his father, John J. Kaweske, has been sued by the Securities and Exchange Commission. The suit alleges that there has been a civil violation of the securities laws regarding commissions paid by the Company directly to John Antretter, pursuant to an agreement the Company had with John Antretter, for an investment made by funds managed by John J. Kaweske. The Securities and Exchange Commission has requested and received full documentation from the Company regarding the payment of the commissions to Mr. Antretter. The Company's records reflect that Mr. Antretter was paid commissions in full for all investments received from the funds managed by John
J. Kaweske. To the best of the Company's knowledge, the Company is not the subject of any investigation by the Securities and Exchange Commission, specifically, or any other person or entity, nor is it a party to this litigation or any other litigation being pursued by the Securities and Exchange Commission.

10.  SUBSEQUENT EVENTS

On January 27, 1995, the Company obtained a $750,000 loan from the Small Business Administration, which will be payable over ten years at monthly payments of $10,440. The SBA has a UCC-1 filing on all of the assets of Crown. As additional collateral, the SBA required the personal guarantees of Messrs. Craig Nash and Scott Nash, and that they escrow 500,000 of their shares of Crown common stock. The Company has committed to replace this stock in the event the lender moves against the escrowed shares.


                                      F16

Standard Chartered Bank (Switzerland) S.A., has agreed to loan the Company $1,000,000 towards the purchase of the filler machine. The date of the loan will begin when the filler machine has been installed and passes all tests in the Las Vegas plant. The interest rate will be 8.5%. Repayment is as follows:
1) $775,000 is repayable in 18 monthly payments of $43,056, plus interest.
The first installment is due two months after the date of the loan, and the last monthly installment is due and payable 19 months after the date of the loan, 2) a balloon payment of $225,000 is due and payable 20 months after the date of the loan. The Company has granted to Standard Chartered Bank a security interest in the filler machine.

The Company is currently seeking to raise up to $2.2 million (44 Units) in additional equity financing through another Private placement (the "Second Private Placement"). The terms and conditions of the Second Private Placement are similar to the terms and conditions of the recently concluded Private Placement. Subsequent to December 31, 1994, $387,500 has been raised from the Second Private Placement. At the Company's option and discretion, it may increase the amount to be raised in the Second Private Placement, close the Second Private Placement, or extend the Second Private Placement. There can be no assurances that the Company will be able to successfully complete the Second Private Placement or if completed, that the Company would not require additional funds at a later date, which would involve dilution to the Company's existing shareholders.

In January 1995, the Company retained an investment consultant for public relations and stock promotion. He receives a monthly fee and based on performance, can earn options to purchase up to 150,000 shares of common stock at a price per share equal to fair market value at the time he signed the agreement. These options will expire in January 2000.

11. EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

With respect to the matter of Zaniniri v. Crown et al discussed in Note 9, the Company filed a Motion for Summary Judgment, since the underlying debt has been fully satisfied by Mr. Nash. On April 20, 1995, Mr. Zaniniri dismissed the lawsuit without prejudice. The Company is filing a motion to recover its legal fees in this matter.

With respect to the matter of Crown v. Antretter et al discussed in Note 9, the Company has filed an amended complaint to further support its allegations and quantify its damages. Mr. Antretter has subsequently filed another Motion to Dismiss. The Company believes that it will prevail on the merits.

In addition to the $387,500 raised in the Second Private Placement discussed in
Note 10, the Company has raised a further $990,000 for a total of $1,377,500 of equity financing, as of April 25, 1995.

The Company anticipates it will begin manufacturing its line of dry mix adult nutritional and specialty dietary products during the second quarter of 1995.

                                     F17

                                                                  EXHIBIT B


                                 Form 10-QSB

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.


             (X) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

              For the Quarterly Period ended September 30, 1995


                                      or



            ( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1933


Commission File No. 1-12848



                           CROWN LABORATORIES, INC.

                   Delaware                     75-2300995
           (State of Incorporation)     (I.R.S. Employer I.D. No.)

                             6780 Caballo Street
                           Las Vegas, Nevada 89119
                   (Address of Principal Executive Office)


                                (702) 696-9300
             (Registrant's Telephone Number, Including Area Code)



Indicate by a check mark whether the registrant (1) has filed all the reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such
filing requirements for the past 90 days.     YES  X     NO
                                                 -----     -----

The number of outstanding shares of the registrant's only class of common stock as of September 30, 1995

Common Stock, $.001 par value -- 13,802,513

                           CROWN LABORATORIES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              SEPTEMBER 30, 1995
                                 (UNAUDITED)



1.      BACKGROUND AND ORGANIZATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-QSB and Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 1995 are not necessarily indicative of the results that may be expected for the year ending December 31, 1995. For further information, refer to the consolidated financial statements and footnotes thereto included in the Crown Laboratories, Inc. Annual Report on Form 10-KSB/A2 (as amended).


2.      MANUFACTURING FACILITY

The Company received its approval from the State of Nevada Health Department to produce dry mix and milk products and began production of its line of dry mix adult nutritional specialty dietary products during the quarter. Limited inter-company transfers of dry-mix products to an affiliate began in August, 1995 (in respect of which transfer, no revenues were recognized) but sales of liquid nutritional products, the Company's intended primary product line, cannot begin until certification of the aseptic manufacturing and filling equipment is completed.

The Company is presently in the process of seeking to commission the equipment necessary to manufacture its proprietary line of aseptic liquid products. Commissioning of the equipment is required by the U.S. Food and Drug Administration. The commissioning process begins with the manufacture, (in this case, the Company), working with an independent laboratory, (the Process Authority), to review its manufacturing equipment, manufacturing procedures, manuals and monitor the bacteriological kill tests. After the samples of inoculated product (the final test required for certification) are prepared, they are incubated for a 21 day period and if the test results are favorable, the Process Authority summarizes and presents their findings to the F.D.A. on the Company's behalf. The F.D.A. then has 30 working days to respond to the Company with additional questions or requests for information. In the absence of such a request, the Company is authorized to produce and market its products. There can be no assurances that the test samples will pass the test criteria, or if they do pass, that the F.D.A. will approve the Company's process and equipment.

Although the equipment manufacturers have warranted that the purchased equipment has been manufactured to the F.D.A. regulatory specifications for aseptic packaging and processing equipment, the filler is the first of its kind manufactured for a U.S. company requiring F.D.A. aseptic processing approval. The delays in certifying the Company's production equipment can be attributed to the aseptic filling machine. The machine was unable to pass certification testing when it was originally shipped from Germany in February. Numerous modifications, primarily related to installing monitoring devices to seek to meet F.D.A. requirements, have been made to the machinery at the request of the Process Authority. The manufacturer of the aseptic filling machine has filed for bankruptcy in the German courts. The Company has filed claim against the manufacturer of the aseptic filler in the German Bankruptcy Court for damages caused by the delays in certifying the filler and seeks to have these damages applied against the purchase price of the machine. Further, the Company has filed suit in Las Vegas, Nevada against the manufacturer and its alter egos and subsidiaries alleging fraud, misrepresentation, and alter ego among other allegations. To further protect its rights to the machinery and its related technology, the Company has purchased the blueprints and the rights to its aseptic filling machine from the German bankruptcy court.

While the Company believes that the machinery will ultimately be certified, there can be no assurances that the machinery will receive certification from the F.D.A. or that the certification will be granted within a specific time frame. Furthermore, there can be no assurances that, if the machinery is certified, if and when the Company will commence initial production of its liquid nutritional products or that the products will meet with acceptance in the market.

3.      FINANCING

Since January 1, 1995, the Company has raised approximately $2.4 million (before offering expenses of $330,000) in additional equity financing primarily through a private placement and this amount is reflected in accompanying financial statements. Each unit was purchased for $50,000. A unit consisted of 25,000 shares of common stock and warrnts to purchase 12,500 shares of common stock for $3 per share. The warrants expire two years from the date of issuance. (Fractional units have been sold). In addition, the Company issued to the Placement Agent and brokers 2,500 options to acquire shares of the Company's common stock at a price of $2.40 per share for each unit sold. These options expire five years from the date of issuance.

The Company has also raised $3 million (before offering expenses of $150,000) through the issuance of Series C Preferred Stock during the third quarter and $500,000 thereafter. The Seriec C Preferred Stock pays no dividends, but imputes a 6% effective annual interest rate upon conversion into common stock which will be accounted for over the time during which the preferred stock is outstanding. The conversion rate is determined by the acquisition value of the preferred stock (plus imputed interest referred to above) and an 18% discount to the 5 day average market price of the common shares at the time of exercise. As of September 30, 1995, approximately 29% of the Series C Preferred Stock issued had been converted into 715,447 shares. To the extent that the Company uses equity securities to raise additional funds to satisfy its working capital needs, there will be additional dilution to the Company's existing shareholders. See "Management's Discussion and Analysis and Results of Operation and Financial Condition".

4.      SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

Refer to Form 10-KSB/A2 for discussions on significant Accounting Policies.

5.      COMMITMENTS AND CONTINGENCIES

The Company has entered into a five year lease for its Las Vegas manufacturing facility, which requires monthly payments of $25,802, subject to annual CPI escalations in September of each year. Minimum payments due on the building are as follows:


                          1995                  $303,848
                          1996                  $309,624
                          1997                  $309,624
                          1998                  $309,624
                          1999                  $206,416


As of September 30, 1995, the Company estimates that its additional costs to complete the facility and pay for and install packaging equipment will be approximately $0.5 million.

6.      LITIGATION

The Company will be subject to normal business litigation and claims concerning products and services rendered to the Company. Associated with the Company's construction of its manufacturing facility, the Company has disputes with three contractors over the services performed. The Company's claims are for defective workmanship, excessive charges for services rendered, and returns which have not been accepted by the vendor. These vendors have filed suit against the Company and the Company has filed its counterclaims, recognizing the amount of two of the claims, capitalizing the expenses and recording the liabilities. Although the Company believes that its claims and counterclaims have merit, there can be no assurances that the Company will prevail on the merits of any or all of its claims.

In addition to normal business litigation, the Company has the following material litigation:

In CROWN V. SWINNEY et al., the Company has sought to enforce the legends on its stock under the Securities Act of 1933. The Court failed to uphold the temporary restraining order previously issued, and the Company has appealed this decision on the basis that this action ignores applicable federal law. The Company feels that its liability will be limited to attorney's fees which amount will not be material.

CROWN v. ANTRETTER was filed in Federal District Court in the State of Nevada by the Company in November, 1994 seeking injunctive relief concerning disclosures made by Antretter selectively to his clients. Such disclosure was in violation of certain agreements Antretter has with the Company and the Company alleged this disclosure to be in violation of the Securities Exchange Act of 1934. The Court dismissed, for lack of standing, the causes of action concerning the Securities Exchange Act of 1934. The Court further dismissed, without prejudice, the injunctive causes of action so that they could be brought in State Court.

7.      SUBSEQUENT EVENTS

The Company has identified a line of water solution products which it anticipates will complement its initial line of liquid nutritionals, selling to the same customer base and delivered through the same distribution channels. It has produced samples of its water solution products; sterile water, normal saline and potassium chloride solution and has forwarded them to an independent laboratory for testing. This is the first stage in the certification process for sterile water products. While the Company believes that it can compete effectively in the market for these products, there can be no assurances that, if the machinery is certified, if and when the Company will commence initial production of its water solution products or that the products will meet with acceptance in the market.

In May, the Company filed for patent rights on its primary product, WinLac, and its related processing technology. It presently has patent pending status.

In the fourth quarter, the Company has sold approximately $40,000 of dry mix products in one European Country through an affiliate and has collected a portion of the resulting receivables.

The Company has received an option to purchase its current manufacturing facility in Las Vegas, Nevada for $2,700,000 and intends to pursue this option. The Company has secured a commitment for a first mortgage loan of $1,860,000 on the building from an insurance company. The mortgage, which carries an interest rate of 8.65%, provides for an 18 year amortization ($16,984 per month) with a balloon payment due at the end of ten years at the insurance company's request. The seller of the property has agreed to accept 153,043 shares of the Company's common stock in lieu of $440,000 of the purchase price and has agreed to extend a 3 year $300,000 second mortgage to the Company bearing a 12% annual effective interest rate. The balance of the purchase price, ($100,000) plus any closing costs will be paid by the Company.

The Company has raised an additional $500,000 through the issuance of Series C Preferred Stock.

The Company has sublet 20,000 square feet of its plant for a year at rate of $.42 per square foot. The lessee has the option to extend the lease for a two month period.

                           CROWN LABORATORIES, INC.
                     Consolidated Statement of Operations



                                                          FOR THE 3 MONTH PERIODS ENDED           FOR THE 9 MONTH PERIODS ENDED
                                                         --------------------------------        --------------------------------
                                                         SEPTEMBER 30,      SEPTEMBER 30,        SEPTEMBER 30,      SEPTEMBER 30,
                                                             1995               1994                 1995               1994
                                                         -------------      -------------        -------------      -------------
NET SALES                                                 $         -        $          -          $         -       $         -
  Cost of Sales                                                     -                   -                    -                 -
  General and Administrative Expenses                       1,064,050             353,753            2,531,445           855,098
                                                          -----------        ------------          -----------       -----------
OPERATING PROFIT/(LOSS)                                    (1,064,050)           (353,753)          (2,531,445)         (855,098)
  Other Income/(Expense)
    Interest expense                                          (84,152)            (18,974)            (153,048)          (20,673)
    Interest income                                             7,914               4,291               36,657            30,183
                                                          -----------        ------------          -----------       -----------
LOSS BEFORE INCOME TAXES                                   (1,140,288)           (368,436)          (2,647,836)         (845,568)
  Income Tax Provision                                              -                   -                    -                 -
                                                          -----------        ------------          -----------       -----------
NET PROFIT/(LOSS)                                         $(1,140,288)       $   (368,436)         $(2,647,836)      $  (845,588)
                                                          ===========        ============          ===========       ===========

NET LOSS PER SHARE                                          $(0.09)             $(0.04)               $(0.20)          $(0.08)
                                                            ======              ======                ======           ======

WEIGHTED AVERAGE NUMBER OF COMMON AND
  COMMON EQUIVALENT SHARES OUTSTANDING                     12,663,873         10,210,966            13,289,678        10,210,966
                                                          ===========        ===========           ===========       ===========




     The Accompanying Notes to the Consolidated Financial Statements are an Integral Part of these Financial Statements.

                           CROWN LABORATORIES, INC.
                         CONSOLIDATED BALANCE SHEETS


              ASSETS                               UNAUDITED        AUDITED
                                                 SEPTEMBER 30,    DECEMBER 31,
                                                     1995            1994
                                                 -------------   -------------
CURRENT ASSETS
  Cash and cash equivalents                       $ 1,768,486      $1,826,935
  Employee and officer advances                        15,466           5,445
  Inventory
    Raw & Packaging Materials          171,960                          1,588
    Finished Goods                      50,000
                                       -------
                                                      221,960
  Prepaid expenses                                     19,821          62,866
                                                  -----------      ----------
    Total current assets                            2,015,733       1,896,834

PROPERTY AND EQUIPMENT
  Leasehold improvements                            1,193,185         886,424
  Equipment                                         6,670,842       2,418,946
                                                  -----------      ----------
                                                    7,864,027       3,305,370
Accumulated Depreciation & Amortization               (95,879)        (36,284)
                                                  -----------      ----------
    Net Property and Equipment                      7,768,148       3,269,086

DEPOSITS & DEFERRED ASSETS                            301,824         899,124
                                                  -----------      ----------
    Total assets                                  $10,085,705      $6,065,044
                                                  ===========      ==========

                     LIABILITIES ANS SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Current maturities of long-term debt and
    capital lease liabilities                     $   245,886     $   298,320
  Accounts payable and accrued expenses             1,109,050         243,830
                                                  -----------     -----------
    Total current liabilities                       1,354,936         542,150

LONG-TERM DEBT & CAPITAL LEASE LIABILITIES          1,452,194         813,431

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  PREFERRED STOCK - $0.001 par value;               2,120,000
    5,000,000 shares authorized;
      212 shares outstanding

  COMMON STOCK - $0.001 par value;
    50,000,000 shares authorized;
    13,802,513 and 11,840,941 shares
    outstanding in 1995 and 1994,
    respectively                                       13,802          11,841

  Additional paid-in-capital                       11,748,487       8,653,500
  Accumulated deficit                              (6,603,714)     (3,955,878)
                                                  -----------     -----------
    Total shareholders' equity                      7,278,575       4,709,463
    Total liabilities and shareholders' equity    $10,085,705     $ 6,065,044
                                                  ===========     ===========



      The Accompanying Notes to the Consolidted Financial Statements are an Integral Part of these Financial Statements.

                           CROWN LABORATORIES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOW
                                  UNAUDITED


                                                 FOR THE NINE MONTHS ENDED
                                                ----------------------------
                                                SEPTEMBER 30,  SEPTEMBER 30,
                                                    1995           1994
                                                -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net Profit/(Loss)                               $(2,647,836)     $ (845,588)

Add/(deduct) items not impacting cash:
  Depreciation and amortization                      59,595           5,805
  Employee stock grants                             140,992
  Issuance of shares to consultants                   7,407

Funds used in Operations:
  (Increase)/Decrease in inventories               (220,372)
  (Increase)/Decrease in prepaid expenses            33,024        (133,261)
    and employee advances
  Increase/(Decrease) in accounts payable           865,220         (60,553)
    and accrued expenses
  Increase/(Decrease) in deferred assets                             25,800

Total Cash Generated from/(used for)
  operations                                    $(1,761,970)    $(1,007,797)

CASH FLOWS FROM INVESTING ACTIVITIES
  Capital Expenditures                           (4,251,896)     (1,915,875)
  (Increase)/Decrease in leasehold
    improvements                                   (306,761)        (65,149)
  (Increase)/Decrease in deposits and
    deferred assets                                 597,300
  (Increase)/Decrease in fund raising
    activities                                                      (79,289)

Total cash (used in)/generated from
 investing activities                            (3,961,357)     (2,060,313)

CASH FLOWS FROM FINANCING ACTIVITIES

  Proceeds from loans                               750,000         659,332
  Repayment of loans payable                       (163,671)       (147,448)
  Proceeds from issuance of common and
    preferred stock and the exercise of
    options                                       5,399,750          46,348
  Fundraising costs                                (331,201)
  Repurchase of common shares                                       (29,600)
  Prior period adjustments                                           56,520

Total cash provided by/(used in) financing
  activiies                                       5,654,878         585,152

  Net increase/(decrease) in cash and cash
    equivalents                                     (68,449)     (2,482,958)

Cash and cash equivalents, beginning of period    1,826,935       2,827,412
                                                -----------     -----------
Cash and cash equivalents, end of period        $ 1,758,486     $   344,454
                                                ===========     ===========



     The Accompanying Notes to the Consolidated Financial Statements are
                an Integral Part of these Financial Statements

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                      OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

The Company has been in the pre-marketing phase of operation and had no sales for the nine month periods ended September 30, 1995 and 1994. For the three and nine month periods ended September 30, 1995, the Company incurred losses of $1,140,288 and $2,647,836, respectively. The accumulated consolidated deficit at September 30, 1995 was $6,603,714. Losses have continued since such date due primarily to expenditures for salaries, plant start-up and other operating expenses.

The Company is presently in the process of seeking to commission the equipment necessary to manufacture its proprietary line of aseptic liquid products. Commissioning of the equipment is required by the U.S. Food and Drug Administration. The commissioning process begins with the manufacture, (in this case, the Company), working with an independent laboratory, (the Process Authority), to review its manufacturing equipment, manufacturing procedures, manuals and monitor the bacteriological kill tests. After the samples of inoculated product (the final test required for certification) are prepared, they are incubated for a 21 day period and if the test results are favorable, the Process Authority summarizes and presents their findings to the F.D.A. on the Company's behalf. The F.D.A. then has 30 working days to respond to the Company with additional questions or requests for information. In the absence of such a request, the Company is authorized to produce and market its products. There can be no assurances that the test samples will pass the test criteria, or if they do pass, that the F.D.A. will approve the Company's process and equipment.

Although the equipment manufacturers have warranted that the purchased equipment has been manufactured to the F.D.A. regulatory specifications for aseptic packaging and processing equipment, the filler is the first of its kind manufactured for a U.S. company requiring F.D.A. aseptic processing approval. The delays in certifying the Company's production equipment can be attributed to the aseptic filling machine. The machine was unable to pass certification testing when it was originally shipped from Germany in February. Numerous modifications, primarily related to installing monitoring devices to seek to meet F.D.A. requirements, have been made to the machinery at the request of the Process Authority. The manufacturer of the aseptic filling machine has filed for bankruptcy in the German courts. The Company has filed claim against the manufacturer of the aseptic filler in the German Bankruptcy Court for damages caused by the delays in certifying the filler and seeks to have these damages applied against the purchase price of the machine. Further, the Company has filed suit in Las Vegas, Nevada against the manufacturer and its alter egos and subsidiaries alleging fraud, misrepresentation, and alter ego among other allegations. To further protect its rights to the machinery and its related technology, the Company has purchased the blueprints and the rights to its aseptic filling machine from the German bankruptcy court.

While the Company believes that the machinery will ultimately be certified, there can be no assurances that the machinery will receive certification from the F.D.A. or that the certification will be granted within a specific time frame. Furthermore, there can be no assurances that, if the machinery is certified, if and when the Company will commence initial production of its liquid nutritional products or that the products will meet with acceptance in the market.

Through the first nine months of 1995, the Company has entered into agreements with certain employees which provide for the grant of common stock and stock options which vest over a five year period. Compensation expense relating to these common stock grants approximates $140,000 for the nine months ended September 30, 1995. Stock options were granted at 85% of market price at the time of the grant and did not result in any compensation expense.

FINANCIAL CONDITION

Working capital at September 30, 1995 was $.5 million with $.8 million in accounts payable attributable to capital expenditures and leasehold improvements. Since September 30, 1995, the Company has raised an additional $500,000. Cash and equivalents balances were $1.8 million as of September 30, 1995. The Company believes that it has adequate funds to support its operations until early 1996 or, the commencement of production of the Company's liquid nutritional products, whichever comes first. After that time, the Company will require additional funding to support its working capital needs as it begins to enter the market or to provide for normal operating expenses if certification has not been achieved. The Company is presently exploring its possible alternatives for raising additional funds. There can be no assurances that the Company will not require additional funds earlier than set forth above or that the Company will be able to secure the necessary financing, (or if a source of funding is identified, that the funding will be on terms and conditions which are acceptable to the Company).

FUNDING

Through September 30, 1995, the Company has raised approximately $2.4 million (before offering expenses of $330,000) in additional equity financing primarily through a private placement and this amount is reflected in accompanying financial statements. Each unit was purchased for $50,000. A unit consisted of 25,000 shares of common stock and warrants to purchase 12,500 shares of common stock for $3 per share. The warrants expire two years from the date of issuance. (Fractional units have been sold.) In addition, the Company issued to the Placement Agent and brokers 2,500 options to acquire shares of the Company's common stock at a price of $2.40 per share for each unit sold. These options expire five yers from the date of issuance.

The Company has also raised $3 million (before offering expenses of $150,000) through the issuance of Series C Preferred Stock during the third quarter and $500,000 thereafter. The Series C Preferred Stock pays no dividends, but imputes a 6% effective annual interest rate upon conversion into common stock which will be accounted for over the time during which the preferred stock is outstanding. The conversion rate is determined by the acquisition value of the preferred stock (plus imputed interest referred to above) and an 18% discount to the 5 day average market price of the common shares at the time of exercise. As of September 30, 1995, approximately 29% of the Series C Preferred Stock issued had been converted into 715,447 shares. To the extent that the Company uses equity securities to raise additional funds to satisfy its working capital needs, there will be additional dilution to the Company's existing shareholders.

PART II -- OTHER INFORMATION

Item 1.    Legal Proceedings

           See Note 6 in the Notes to Financial Statements


Item 4.    Submission of Matters to a Vote of Security-Holders

           The annual meeting of shareholders of the Company was held on July 27, 1995, at the Rio Hotel and Casino in Las Vegas, Nevada. At the meeting, an election of members of the Board of Directors of the Company was held and the following individuals (comprising the entire membership of the Board) were elected to one year terms:

           MEMBER OF THE BOARD        VOTES FOR    VOTES AGAINST    ABSTENTIONS
           -------------------        ---------    -------------    -----------
           Craig E. Nash              8,940,454       121,607          3,354
           Scott O. Nash              8,940,454       121,607          3,354
           Arthur M. Berkowitz        8,940,454       121,607          3,354
           Dr. Linda Carrick, Ph.D.   8,940,454       121,607          3,354
           Vincent J. Casella         8,940,454       121,607          3,354
           Christopher Demetree       8,940,454       121,607          3,354
           Lee Allen Hooker           8,940,454       121,607          3,354


Item 6.    Exhibits and Reports on Form 8-K

           (a)  Exhibits
                    1.0  Certificate of Incorporation (as amended)

           (b)  Reports on Form 8-K
                    None

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        CROWN LABORATORIES, INC.


Date: November 13, 1995                 By: /s/ CRAIG E. NASH
                                            ------------------------------
                                            Craig E. Nash
                                            Chief Executive Officer
                                            Chairman, Board of Directors


                                        By: /s/ SCOTT E. HILLEY
                                            ------------------------------
                                            Scott E. Hilley
                                            Vice President, Finance